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Exhibit 99.1

  MANAGEMENT'S DISCUSSION AND ANALYSIS
  For the year ended December 31, 2009

This management's discussion and analysis ("MD&A") relates to the financial condition and results of operations of Kinross Gold Corporation together with its wholly owned subsidiaries, as of February 17, 2010, and is intended to supplement and complement Kinross Gold Corporation's audited consolidated financial statements for the year ended December 31, 2009 and the notes thereto. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management's expectations. Readers are encouraged to read the Cautionary Statement on Forward Looking Information included with this MD&A and to consult Kinross Gold Corporation's audited consolidated financial statements and corresponding notes to the financial statements which are available on the Company's web site at www.kinross.com and on www.sedar.com. The consolidated financial statements and MD&A are presented in US dollars and have been prepared in accordance with Canadian generally accepted accounting principles ("CDN GAAP"). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the year ended December 31, 2009, as well as our outlook.

This section contains forward-looking statements and should be read in conjunction with the risk factors described in "Risk Analysis". In certain instances, references are made to relevant notes in the consolidated financial statements for additional information.

Where we say "we", "us", "our", the "Company" or "Kinross", we mean Kinross Gold Corporation or Kinross Gold Corporation and/or one or more or all of its subsidiaries, as it may apply. Where we refer to the "industry", we mean the gold mining industry.

  1. Description of the Business

Kinross is engaged in gold mining and related activities, including exploration and acquisition of gold-bearing properties, the extraction and processing of gold-containing ore, and reclamation of gold mining properties. Kinross' gold production and exploration activities are carried out principally in the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company had gold production activities in Canada up until December 21, 2007, when the Porcupine Joint Venture ("PJV") and Musselwhite Joint Venture ("Musselwhite") were sold as part of an asset swap transaction with Goldcorp Inc. ("Goldcorp"). Gold is produced in the form of doré, which is shipped to refineries for final processing. Kinross also produces and sells silver.

The profitability and operating cash flow of Kinross are affected by various factors, including the amount of gold and silver produced, the market prices of gold and silver, operating costs, interest rates, regulatory and environmental compliance, the level of exploration and capital expenditures, general and administrative costs, and other discretionary costs. Kinross is also exposed to fluctuations in currency exchange rates, interest rates, political risks and varying levels of taxation that can impact profitability and cash flow. The Company seeks to manage the risks associated with its business operations; however, many of the factors affecting these risks are beyond the Company's control.

Commodity prices continue to see volatility as economies around the world continue to recover from the economic difficulties experienced over the last several years. Volatility in the price of gold and silver may impact the Company's revenue, while volatility in the price of other commodities, such as oil and foreign exchange rates, particularly the Brazilian real, Chilean peso and Russian rouble may have an impact on the Company's operating costs and capital expenditures (see section 11 – Risk Analysis for additional details on the impact of foreign exchange rates). Moreover, the global financial crisis may impact the demand for gold as gold has traditionally been viewed as a "safe haven" (see section 2 – Gold Supply and Demand Fundamentals for additional details).

The Company currently does not face the liquidity issues that have impacted other companies in various industries over the past several years. During 2009, the Company amended its credit facility agreement to increase the amount of available credit to $450.0 million, on an unsecured basis, and added an additional $125 million letter of credit facility agreement. As at December 31, 2009, the Company had $325.6 million available under its revolving credit facility arrangement. Additionally, on February 5, 2009, Kinross successfully raised $396.4 million in gross proceeds through a

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public offering of common shares (see section 4 – Other Developments for additional details). During the year, the Company filed a shelf prospectus in Canada and a shelf registration statement in the United States, qualifying the issuance of up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus and registration statement with the regulators will allow the Company to more readily access the Canadian and US public capital markets.

  Segment profile

Each of the Company's significant operating mines is considered to be a separate segment. These are the segments that are reviewed and measured by the Chief Executive Officer as they are financially and operationally significant operations of Kinross.

			Ownership percentage at December 31
Operating Segments	Operator	Location	2009	2008	2007

Fort Knox	Kinross	U.S.A.	100%	100%	100%
Round Mountain	Kinross	U.S.A.	50%	50%	50%
Kettle River–Buckhorn	Kinross	U.S.A.	100%	100%	100%
Kupol	Kinross	Russian Federation	75%	75%	75%
Paracatu	Kinross	Brazil	100%	100%	100%
Crixás	AngloGold Ashanti	Brazil	50%	50%	50%
Maricunga	Kinross	Chile	100%	100%	100%
La Coipa	Kinross	Chile	100%	100%	100%
Porcupine Joint Venture	Goldcorp	Canada	–	–	–
Musselwhite	Goldcorp	Canada	–	–	–
Julietta	Kinross	Russian Federation	–	–	90%

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  Consolidated Financial and Operating Highlights

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2009	2008	2007	Change	% Change		Change	% Change

Operating Highlights
Total gold equivalent ounces (a)
Produced (b)	2,470,042	1,994,674	1,589,321	475,368	24%		405,353	26%
Sold (b)	2,487,076	1,888,954	1,575,940	598,122	32%		313,014	20%
Attributable gold equivalent ounces (c)
Produced (b)	2,238,665	1,838,038	1,589,321	400,627	22%		248,717	16%
Sold (b)	2,251,189	1,756,056	1,575,940	495,133	28%		180,116	11%
Financial Highlights
Metal sales	$2,412.1	$1,617.0	$1,093.0	$795.1	49%		$524.0	48%
Cost of sales (a)	$1,047.1	$768.8	$580.3	$278.3	36%		$188.5	32%
Accretion and reclamation expense	$19.3	$24.7	$10.9	$(5.4)	(22%	)	$13.8	127%
Depreciation, depletion and amortization	$447.3	$273.8	$129.3	$173.5	63%		$144.5	112%
Impairment charges – Goodwill	$–	$994.1	$–	$(994.1)	(100%	)	$994.1	nm
Operating earnings (loss)	$645.9	$(611.6)	$226.9	$1,257.5	206%		$(838.5)	(370%	)
Net earnings (loss)	$309.9	$(807.2)	$334.0	$1,117.1	138%		$(1,141.2)	(342%	)
Basic earnings (loss) per share	$0.45	$(1.28)	$0.60	$1.73	135%		$(1.88)	(313%	)
Diluted earnings (loss) per share	$0.44	$(1.28)	$0.59	$1.72	134%		$(1.87)	(317%	)
Cash flow from operating activities	$785.6	$443.6	$341.2	$342.0	77%		$102.4	30%
Average realized gold price per ounce	$967	$857	$697	$110	13%		$160	23%
Consolidated cost of sales per equivalent ounce sold (a)	$421	$407	$368	$14	3%		$39	11%

(a)
Total includes 100% of Kupol production and costs.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97:1, 2008- 58.17:1, 2007 – 51.51:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

  Consolidated Financial Performance

  2009 vs. 2008

In 2009, Kinross' attributable production increased by 22% to 2,238,665 gold equivalent ounces compared with 1,838,038 for 2008. A full year of attributable production at Kupol and Kettle River–Buckhorn and additional production from the Paracatu expansion resulted in an increase of 536,982 gold equivalent ounces. This increase was offset to some extent by lower production at Fort Knox, primarily the result of planned lower grades, and Round Mountain, the result of lower throughput. Additionally, 2008 production included 39,585 gold equivalent ounces at Julietta, which was sold in August 2008.

Metal sales for 2009 were $2,412.1 million, a 49% increase compared with $1,617.0 million in 2008. The increase in metal sales can be attributed to higher realized gold prices and more gold equivalent ounces sold. Higher realized gold and silver prices were responsible for $195.8 million of the increase in metal sales compared with 2008. Gold equivalent ounces sold for 2009 were 2,487,076 an increase of 32% over the prior year, as 2009 reflects a full year of production at Kupol and Kettle River–Buckhorn and additional production from the Paracatu expansion. These operations were in various stages of development during 2008. Gold equivalent ounces sold were higher primarily due to higher production. Higher sales volumes accounted for the remaining increase in metal sales compared with 2008. Additionally, gold

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equivalent ounces sold in 2009 were partially impacted by timing of shipments, as shipments produced at the end of 2008 were sold in 2009.

Cost of sales increased by 36% to $1,047.1 million compared with $768.8 million for 2008, which reflects more gold equivalent ounces sold. Additionally, higher costs were experienced as a result of the on-going challenges in achieving targeted throughput and recovery in the new plant at Paracatu during 2009. Cost of sales, however, was positively impacted as the average US dollar exchange rate relative to the Russian rouble, Brazilian real and Chilean peso was stronger during 2009 compared with 2008.

Accretion and reclamation expense was $19.3 million, a decrease of $5.4 million from 2008, primarily due to a revision to the Company's reclamation liability as at December 31, 2009.

Depreciation, depletion and amortization increased by 63% to $447.3 million compared with $273.8 million for 2008, as 2009 results reflect the impacts of a full year of production at Kupol and Kettle River–Buckhorn and increased production from the Paracatu expansion. These projects were in various stages of development and not depreciated during the earlier part of 2008.

During 2009, the Company recorded operating earnings of $645.9 million compared with an operating loss of $611.6 million for 2008. Operating earnings reflect the impact of higher gold equivalent ounces sold offset by a slightly higher cost of sales per ounce, and higher depreciation, depletion and amortization. Additionally, the operating loss in 2008 includes a non-cash goodwill impairment charge of $994.1 million.

Net earnings for the year were $309.9 million or $0.45 per share and reflect higher gold equivalent ounces sold, although this was partially offset by higher depreciation, foreign exchange losses, and higher income and mining tax expenses. Included in net earnings is tax expense related to foreign exchange gains on US dollar intercompany and third party debt owing by Paracatu. The tax expense related to the gains is calculated locally in Brazilian reais and is included in the consolidated income tax expense, however, since the Company's functional currency is the US dollar, this foreign exchange gain is excluded from the Company's consolidated income before taxes. On December 23, 2009 $545.0 million of the US dollar intercompany debt and accrued interest owing by Paracatu was converted into preferred shares of Paracatu. This transaction has eliminated approximately 80% of the Company's exposure to the impact of the volatility of the Brazilian reais. In addition, the net earnings contain a tax recovery with respect to the settlement of several of its Brazilian federal tax debts under the Brazilian Federal Tax Amnesty Program along with a recovery due to an adjustment relating to taxes in respect of prior years. The Company also recorded foreign exchange losses of $91.0 million as a result of the revaluation of foreign currency denominated balances, largely future income and mining taxes, as a result of a weaker spot US dollar at December 31, 2009 compared with December 31, 2008.

Operating cash flows of $785.6 million reflect the impact of higher gold equivalent ounces sold and higher metal prices. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflects the build up of inventory at Kupol and the positive cash flow impact of a higher accounts payable and accrued liability balance at Kupol and the Corporate offices at December 31, 2009, while the tax settlement under the Brazilian Federal Tax Amnesty program reduced operating cash flow by $71.0 million.

Cost of sales per ounce increased by 3% compared with 2008, largely due to sales of higher cost production at Paracatu.

  2008 vs. 2007

In 2008, Kinross' share of attributable production was 1,838,038 gold equivalent ounces, up from 1,589,321 in 2007. The increase of 248,717 ounces was primarily related to the start-up of operations at Kupol. For the year, Kinross' 75% share of production from Kupol was 469,907 gold equivalent ounces. The increase in production was partially offset by lower production from Round Mountain due to lower grades and reduced performance of the heap leach pads. In 2007, gold equivalent ounces produced included 215,291 ounces from PJV and Musselwhite, operations that were sold in December 2007. In 2008, Kinross sold 1,888,954 gold equivalent ounces, 20% higher than the 1,575,940 ounces sold in 2007. The increase was due to the sale of production from Kupol offset to some extent by the impact of the sale of PJV and Musselwhite in December 2007, and lower production from Round Mountain in 2008.

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Metal sales were $1,617.0 million in 2008, or 48% higher than 2007. Kinross recorded a net loss of $807.2 million, or $(1.28) per share, for the twelve months ended December 31, 2008, compared with earnings of $334.0 million, or $0.60 per share, in 2007. Financial results for 2008 reflect higher prices for gold and silver, with an average realized gold price in 2008 of $857 per ounce, which is 23% higher than the $697 per ounce realized in 2007.

An operating loss of $611.6 million was recorded in 2008 as compared with operating earnings of $226.9 million in 2007. Included in the operating loss for 2008 was an impairment charge of $994.1 million against goodwill. During the Company's annual goodwill impairment testing it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca exceeded fair value and as a result an impairment charge was recorded.

Cost of sales increased by 32% reflecting a 20% increase in gold equivalent ounces sold as well as higher costs for power, fuel, labour and other consumables that the Company and the industry experienced in 2008 compared with 2007. Costs at the Company's mines located outside the United States were also higher due to the effects of a weaker US dollar relative to other currencies in 2008 compared with 2007. Accretion and reclamation expense increased to $24.7 million in 2008 from $10.9 million in 2007. The accretion expense in 2008 was higher compared with 2007, largely due to a re-assessment of the reclamation provision on the assets related to the swap with Goldcorp, which occurred at the end of 2007.

Depreciation, depletion and amortization in 2008 increased by 112% compared with 2007, primarily related to the start-up of commercial operations at Kupol.

Earnings in 2008 were positively impacted by higher gold prices and higher gold equivalent ounces sold. However, earnings were negatively impacted by higher costs, higher tax expense and charges related to the impairment of goodwill and investments. Included in tax expense for 2008 is a charge of $20.7 million with respect to the 2003 and 2004 tax years, as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary.

Additionally, earnings in 2007 also include $184.6 million in gains on the disposal of assets.

During 2008 cash flow provided from operating activities increased by $102.4 million compared with 2007, primarily the result of higher operating earnings, largely offset by a build up of accounts receivable and inventory at Kupol due to the start up of commercial operations and a build up of inventory at Paracatu as a result of the mine expansion.

  Reserves (1)

Kinross' total proven and probable mineral reserves at December 31, 2009 increased by 5.4 million ounces of gold to 51.0 million ounces, compared with 45.6 million ounces at December 31, 2008, primarily due to the declaration of reserves at Lobo-Marte. Reserves at December 31, 2009 were based on a gold price of $800.

(1)
For details concerning mineral reserve and mineral resource estimates refer to the Mineral Reserves and Mineral Resources tables and notes in the Company's press release filed with Canadian regulators on January 28, 2010 and US regulators on January 29, 2010.

The Company has completed a pre-feasibility study at the Lobo-Marte project which confirms the viability of heap leach processing, and has subsequently declared a proven and probable mineral reserve of 5.6 million ounces.

Gold reserves also increased at the Cerro Casale project by 1.2 million ounces due to engineering changes, project improvements, and the change in Kinross' ownership from 49% to 50%. Gold reserves at La Coipa increased by 0.5 million ounces due primarily to exploration additions at Coipa Norte.

In 2009, depletion from production at all operations totaled 2.7 million ounces (2).

(2)
Total depletions to proven and probable gold reserves from production exceed actual gold ounces produced as not all contained gold is recovered in production.

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  2. Impact of Key Economic Trends

  Price of Gold – Four Year Price Performance

Gold Price History

Source: Reuters

The price of gold is the largest single factor in determining profitability and cash flow from operations, therefore, the financial performance of the Company has been, and is expected to continue to be, closely linked to the price of gold. Historically, the price of gold has been subject to volatile price movements over short periods of time and is affected by numerous macroeconomic and industry factors that are beyond the Company's control. Major influences on the gold price include currency exchange rate fluctuations and the relative strength of the US dollar, the supply of and demand for gold and macroeconomic factors such as the level of interest rates and inflation expectations. During 2009 the price of gold hit a new all time high of approximately $1,226 per ounce. The low price for the year was $802 per ounce. The average price for the year based on the London PM Fix was $972 per ounce, a $100 increase over the 2008 average price of $872 per ounce. The major influences on the gold price during 2009 were continuing strong investment demand in both physical gold bars as well as gold linked instruments, further producer de-hedging, the global financial crisis that continues to unfold, and declining supply from central banks.

Source: London Bullion Marketing Association London PM Fix, Company records

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  Gold Supply and Demand Fundamentals

Gold Supply

Source: GFMS 2009 Gold Survey

Global gold mine production in 2009 increased 6.0% from 2008 production. Central banks' net sales of gold decreased by 89.8% in 2009. Central banks in the Washington Agreement reduced their selling activity, well below the 500 tonne annual threshold they had agreed to for 2009. Central banks outside of the Washington Agreement were net purchasers of gold in 2009. Recycled gold increased by 26.6% over 2008 levels, supplying over 1,500 tonnes of gold to the market. High gold prices are encouraging people to sell their unwanted jewelry and other items made of precious metals.

Overall, the limited supply of gold to the market has been a positive influence on the price of gold, as mine supply has been flat to falling slightly, and central banks have reduced their selling activity.

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Gold Demand

Source: GFMS 2009 Gold Survey

Gold prices rose significantly in many of the traditional gold market currencies such as the Indian rupee and many far east currencies. Jewelry and fabrication demand was 19.4% lower in 2009 compared with 2008 largely as a result of higher prices. While bar hoarding and producer de-hedging were also lower during 2009, investment demand was over 480% higher with 1,375 tonnes of demand. Overall demand was 6.6% higher than in 2008. If the US dollar continues to be weak and gold prices remain high, fabrication and jewelry demand are not expected to be strong in the coming year. Investment demand and bar hoarding will have to increase to keep the market balanced.

The Company generally has a "no gold hedge" policy. However, the Company may acquire gold and/or silver hedge or derivative product obligations as a result of an acquisition. A hedge program can protect the Company against future declines in price and can prevent the Company from benefiting from future price increases.

As a result of the acquisition of Bema, the Company acquired a portfolio of hedge contracts for gold and silver related to the Kupol project financing. Otherwise, Kinross is not actively engaged in hedging its exposure to prices for gold or silver.

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Kinross' Average and Realized Gold Price

Source: London Bullion Marketing Association London PM Fix

During 2009, the Company realized an average gold price of $967 per ounce compared to the average spot gold price of $972 per ounce.

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  Inflationary Cost Pressures

The Company's profitability has been impacted by development and operating costs with respect to labour, energy and consumables in general. Since mining is generally an energy intensive activity, especially in open pit mining, energy prices can have a significant impact on operations. The cost of fuel as a percentage of operating costs varies amongst the Company's mines, however all mines have benefitted from the decrease in global oil prices that occurred in the second half of 2009. Kinross continues to actively hedge its exposure to energy costs by hedging its exposure to crude oil prices.

West Texas Intermediate Crude Oil Price History

Source: Reuters

In order to mitigate the impact of higher consumable prices, the Company continues to focus on continuous improvement by extending the life of capital assets and promoting a more efficient use of materials and supplies in general.

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  Currency Fluctuations

Currency Exchange Rate Relative Performance Against U.S. Dollar

Source: Reuters

At the Company's non-US operations, which are located in Brazil, Chile and Russia, a portion of operating costs and capital expenditures are denominated in their respective local currencies. Many of the currencies of the countries in which Kinross operates strengthened against the US dollar during 2009, as highlighted in the graph above. Generally, as the US dollar strengthens, these currencies weaken, and as the US dollar weakens, these foreign currencies strengthen. Approximately 68% of the Company's expected attributable production in 2010 is forecast to come from operations outside the US and costs will continue to be exposed to foreign exchange rate movements. In order to manage this risk, the Company periodically uses currency hedges for certain foreign currency exposures.

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  Interest Rate Environment

U.S. Treasury Yields

Source: Reuters

The company's capital structure is made up of equity and US dollar denominated debt, and as a result changes in US interest rates can have a significant impact on the Company's overall interest expense. At December 31, 2009, a total of $692.2 million of debt was outstanding, all of which was denominated in US dollars. $253.9 million of the Company's long-term debt is subject variable interest rates, of which approximately $177.7 million, or approximately 70%, has been hedged.

Interest rates fell substantially during the financial crises of 2008. During 2009, longer term treasury yield increased substantially, while yields at the shorter end of the yield curve remained lower.

During 2009 Kinross re-financed it's revolving credit facility. As a result, any LIBOR loans drawn on the facility saw credit spreads over LIBOR increase from 100 bps over LIBOR to 250 bps over LIBOR. This is consistent with credit spreads observed in the bond market for companies like Kinross.

  3. Outlook

The forward-looking information contained in this section is subject to the risk factors and assumptions contained in the Cautionary Statement on Forward-Looking Information included with this MD&A and these factors are set out in Section 11 – Risk Analysis.

Unless otherwise stated "attributable" production includes only Kinross' share of Kupol production (75%). Cost of sales per attributable gold equivalent ounce is defined as cost of sales as per the financial statements divided by the number of gold equivalent ounces sold, both reduced for Kupol sales attributable to a third-party 25% shareholder.

Key sensitivities

Approximately 50%-60% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $10 impact in cost of sales per ounce (3).

A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

(3)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

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In 2010, Kinross expects to produce approximately 2.2 million attributable gold equivalent ounces.

Cost of sales per attributable gold equivalent ounce is expected to be approximately $460 to $490 for 2010.

On a by-product accounting basis, Kinross expects to produce 2.0 million ounces of gold and 10.0 million ounces of silver at an average cost of sales per gold ounce of $420 to $450.

Material assumptions used to forecast 2010 cost of sales are: a gold price of $1,000 per ounce, a silver price of $16.00 per ounce, an oil price of $75 per barrel, and foreign exchange rates of 1.85 Brazilian reais to the US dollar, 1.10 Canadian dollars to the US dollar, 31 Russian roubles to the US dollar and 500 Chilean pesos to the US dollar. Taking into account existing currency and oil hedges respectively, a 10% change in foreign currency exchange rates would be expected to result in an approximate $10 impact on our cost of sales per ounce (4), a $10 per barrel change in the price of oil would be expected to result in an approximate $3 impact on our cost of sales per ounce, and a $100 change in the price of gold would be expected to result in an approximate $4 impact on our cost of sales per ounce as a result of a change in royalties.

(4)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

Capital expenditures for the full year 2010 are forecast to be approximately $550.0 million. The forecast for expenditures in 2010 related to mine development includes approximately $109.0 million for mine development and stripping, and approximately $91.0 million for the expansion of tailings facilities at Paracatu, Fort Knox and Kupol. The forecast for new project expenditures includes approximately $90.0 million for the third ball mill at the Paracatu expansion and $30 million to advance the Lobo-Marte project in Chile. The new project forecast also includes estimated expenditures of approximately $8.0 million and $7.0 million, respectively, for Cerro Casale in Chile and the proposed Maricunga expansion, to advance work and permitting activities at both projects in the first quarter of 2010. The full-year capital expenditure forecasts for Cerro Casale and for the Maricunga expansion will be revisited following completion of project reviews and feasibility studies for these projects in the first and second quarters of 2010 respectively.

The 2010 forecast for exploration and business development expenses is approximately $102.0 million, comprising $79.0 million for exploration expenses, including $24.0 million for greenfields exploration and $27.0 million for programs at existing mine sites; $17.0 million for technical and environmental services; and $6.0 million for corporate development. Other operating costs are forecast to be $46.0 million, including $34.0 million to advance the Fruta del Norte project in Ecuador.

General and administrative expense is forecast to be approximately $140.0 million in 2010, including head office and regional office expenses. The Company's tax rate in 2010 is forecast to be in the range of 34% to 39% and depreciation, depletion and amortization is forecast to be approximately $460.0 million.

  4. Project update and new developments

  Organic Project updates

  Agreement to acquire the Dvoinoye deposit and the Vodorazdelnaya property

Kinross has now signed a definitive agreement respecting the transaction announced on January 20, 2010, to acquire the high-grade Dvoinoye deposit and the Vodorazdelnaya property, both located approximately 90 km north of Kinross' Kupol operation in the Chukotka region of the Russian Far East. Kinross plans to develop Dvoinoye as an underground mine and process ore from Dvoinoye at the existing Kupol mill, pursuant to an ore purchase agreement with Kinross' 75% owned Chukotka Mining and Geological Company, the owner of the Kupol mine. Kinross expects the acquisition to leverage its existing Kupol facilities by eliminating the need for construction of an additional processing plant, and allowing for blending of Kupol ore with higher-grade Dvoinoye ore.

The transaction entails the indirect acquisition of 100% of the participatory interests in Northern Gold LLC and Regionruda LLC, the owners of the Dvoinoye and Vodorazdelnaya exploration and mining licenses. The total purchase

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price is $368 million, comprising $165 million in cash and approximately 10.56 million newly issued Kinross shares (with a market value of $203 million, as of market close on January 19, 2010). The shares to be issued by Kinross will be subject to a minimum hold period of four months after closing. The selling entities, who are related to Millhouse LLC, have expressed their intention to remain shareholders of Kinross for the foreseeable future.

The Company plans to complete the additional work necessary to report a Canadian National Instrument 43-101 ("NI 43-101") compliant mineral resource estimate for the Dvoinoye deposit during 2010. Upon closing of the transaction, the Company intends to commence permitting and feasibility work, including engineering and baseline studies.

The Vodorazdelnaya property encompasses approximately 922 square kilometres and includes an exploration and mining licence. Historic work on the property has identified targets for further exploration.

Kinross expects to complete its due diligence on the transaction in March 2010, and expects the transaction to close by the third quarter of 2010.

  Paracatu ball mill

The Company has approved plans to install a third ball mill at the Paracatu expansion to increase the grinding capacity needed to process harder ore from the Paracatu orebody. Delivery of the new 15 MW ball mill is expected in mid-2010, and installation and commissioning are expected to be complete in the first half of 2011. The total capital cost is estimated to be approximately $97 million, of which approximately $90 million will be required in 2010. The Company is also considering additional options to further increase throughput and production at Paracatu.

  Maricunga expansion

Kinross continues to explore options to increase production at its Maricunga operation, with the most attractive option involving an approximate 50% increase in ore processing through increasing capacity of the existing crushing plant and constructing a new primary crusher. The Company expects to complete a feasibility study in the second quarter of 2010.

  New developments

  Lobo-Marte

Kinross has completed a pre-feasibility study on the Lobo-Marte gold project confirming the viability of a 47,000 tonne per day open pit heap leach operation incorporating a SART (Sulphidization, Acidification, Recycling and Thickening) facility for cyanide recovery. The study estimates initial capital expenditures of approximately $575-650 million and operating costs of approximately $11.50-12.50 per tonne, with annual production estimated to be approximately 350,000-400,000 gold equivalent ounces for the first five years of full production. Kinross is continuing to explore opportunities to optimize project economics, including infill drilling and potential recovery improvements through the addition of high pressure grinding rolls. In 2010, pending permit approvals, Kinross plans to follow up on regional exploration opportunities and undertake further infill and engineering drilling to support a feasibility study, which is targeted for completion at year-end.

  Fruta del Norte

Kinross is continuing with a 18,000-metre drilling campaign at Fruta del Norte (FDN) in Ecuador in 2010. The Company expects to complete the campaign by the third quarter of 2010, with the expectation of finalizing a pre-feasibility study and further upgrading resources at year-end. Environmental impact statements are expected to be submitted by the end of the second quarter in 2010 in order to acquire permits for geotechnical drilling on the Colibri concession, and to construct a decline ramp as part of the advanced exploration program.

Kinross continues to work cooperatively on permitting issues, stakeholder engagement and community development projects with the Ecuadorian government, the local community, and interested parties, including the Shuar Federation of

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Zamora Chinchipe. The Company expects to be in a position to commence discussions with the Ecuadorian government regarding a contractual framework for FDN development later in the year.

  Cerro Casale

On February 17, 2010, Kinross entered into an agreement with Barrick Gold Corporation to sell one-half of its 50% interest in the Cerro Casale project in Chile to Barrick for a total value of $475 million, comprising $455 million in cash, plus the assumption by Barrick of a $20 million payment obligation contingent upon a production decision on the project.

The Compania Minera Casale (CMC) joint venture has prepared a feasibility study of the project, to be submitted to the CMC Board of Directors. The current draft study contemplates a heap leach facility and a 160,000 tonne per day mill. The study estimates initial capital expenditures of approximately $1.05 billion on a 25% basis, with a construction period of approximately three years following the receipt of key permits. Based on the base case in the feasibility study, Kinross' annual share of production over the first five full years of mine life is estimated to average 250,000 – 275,000 ounces of gold at a cost of sales of approximately $530 per ounce, and 57 – 63 million pounds of copper at a cost of sales of approximately $1.25 per pound. Mine life is estimated to be approximately 20 years. The feasibility study is based on a gold price of $800 per ounce and a copper price of $2.00 per pound.

The final feasibility study will be submitted to the CMC Board shortly for approval and a decision regarding next steps. Kinross expects to file a National Instrument 43-101 ("NI 43-101") compliant technical report on the project pending approval of the feasibility study by the CMC Board.

  Other Developments

  Amended credit facilities

In November 2009, Kinross amended its existing revolving credit facility so as, among other things, to increase the amount available to $450 million on an unsecured basis. The amended credit facility agreement will expire in November 2012. The term loan for the Paracatu property forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid. Kinross also entered into a separate Letter of Credit guarantee facility with Export Development Canada ("EDC") for $125 million. Letters of credit issued under this new facility are expected to be available solely in respect of reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn.

  Sale of non-core assets and junior equity investments

During 2009, the Company entered into an agreement with Jaguar Mining Inc. ("Jaguar") to sell the Gurupi property to Jaguar in exchange for 3.4 million shares of Jaguar. Additionally, during the fourth quarter, the Company disposed of all or a portion of its interests in several junior companies for proceeds of $6.7 million. As a result of the sale of non-core assets and investments the Company recognized a non-cash gain of $16.2 million, before taxes for the year.

  Technical alliance with Polyus Gold

Kinross has entered into a technical alliance with Polyus Gold to continue the joint assessment of the Nezhdaninskoye deposit in the Republic of Sakha (Yakutia) in the Russian Federation, and to explore other opportunities for exploration and development in the country. According to the terms of the agreement, Kinross and Polyus have extended the previously announced timetable for initiating a full feasibility study of the Nezhdaninskoye deposit, and will now conduct a strategic review to more fully assess various technical alternatives for cost-effectively developing all or part of the deposit. The strategic review will be completed within 12 months, at which time Kinross will have 60 days to decide whether to proceed with further exploration and development, including a feasibility study. Kinross and Polyus have also agreed to conduct joint exploration work. Both parties have further agreed on a non-exclusive basis to consider and potentially pursue cooperative business opportunities related to other projects in the Russian Federation. Under the terms of the agreement, it is expected that Kinross' investment in the technical alliance will total approximately $20 million over 24 months, commencing November 2009.

KINROSS 2009 Annual Report    15

  New collective agreement at La Coipa

On August 1, 2009, unionized workers at La Coipa voted to accept a new three year collective agreement, ending a strike that began on July 8, 2009.

  Shelf Prospectus

In the first quarter of 2009, Kinross filed a preliminary shelf prospectus in Canada and a shelf registration statement in the United States qualifying the issuance of up to $1 billion of common shares and debt securities. While the Company does not currently plan to issue any securities in the near term, maintaining a current shelf prospectus and registration statement with the regulators will allow the Company to more readily access the Canadian and US public capital markets.

  Investments in Harry Winston

On March 31, 2009, Kinross closed its investment in the Diavik Diamond Mine and Harry Winston Diamond Corporation ("Harry Winston"). Kinross subscribed for new partnership units representing a 22.5% interest in the limited partnership which holds Harry Winston's 40% joint venture interest in the Diavik Diamond Mine (therefore, a 9% indirect interest in the mine), for a gross subscription price of $127.2 million including transaction costs. Upon closing, Kinross' interest in the cash held in the partnership was approximately $21.4 million. Kinross also subscribed for 15.2 million treasury shares of Harry Winston at a price of $3.00 per share, representing approximately 19.9% of Harry Winston's issued equity following the transaction, for an investment of $46.3 million including transaction costs.

  Acquisition of the remaining interest in Lobo-Marte

On January 7, 2009, Kinross completed its acquisition of 100% of Minera Santa Rosa SCM ("Minera"), owner of the Lobo-Marte project, through the acquisition of the remaining 60% interest from Teck Cominco Limited ("Teck") for net cash of $41.4 million including transaction costs, 5.6 million shares of Kinross and a 1.75% net smelter royalty on 60% of future production, payable when the gold price is US$760 per ounce or more. In 2008, Kinross had acquired a 40% interest in Minera from certain subsidiaries of Anglo American plc. As of January 7, 2009, the financial statements of Minera are being consolidated.

  Issue of Equity

On February 5, 2009, the Company completed a public offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of $396.4 million. The Company is using the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

KINROSS 2009 Annual Report    16

  5. Consolidated Results of Operations

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions, except ounces, per share amounts, gold price and cost of sales per equivalent ounce)	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Total gold equivalent ounces (a)
Produced (b)	2,470,042	1,994,674	1,589,321	475,368	24%		405,353	26%
Sold (b)	2,487,076	1,888,954	1,575,940	598,122	32%		313,014	20%
Attributable gold equivalent ounces (c)
Produced (b)	2,238,665	1,838,038	1,589,321	400,627	22%		248,717	16%
Sold (b)	2,251,189	1,756,056	1,575,940	495,133	28%		180,116	11%
Gold ounces sold	2,277,721	1,694,128	1,404,880	583,593	34%		289,248	21%
Silver ounces sold (000)	13,982	11,815	8,794	2,167	18%		3,021	34%
Average realized gold price ($/ounce)	$967	$857	$697	110	13%		160	23%
Financial Data
Metal sales	$2,412.1	$1,617.0	$1,093.0	$795.1	49%		524.0	48%
Cost of sales (c)	$1,047.1	$768.8	$580.3	$278.3	36%		188.5	32%
Accretion and reclamation expense	$19.3	$24.7	$10.9	$(5.4)	(22%	)	13.8	127%
Depreciation, depletion and amortization	$447.3	$273.8	$129.3	$173.5	63%		144.5	112%
Impairment charges – Goodwill	$–	$994.1	$–	$(994.1)	(100%	)	994.1	nm
Operating earnings (loss)	$645.9	$(611.6)	$226.9	$1,257.5	206%		(838.5)	(370%	)
Net earnings (loss)	$309.9	$(807.2)	$334.0	$1,117.1	138%		(1,141.2)	(342%	)

(a)
"Total" includes 100% of Kupol production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97:1, 2008 – 58.17:1, 2007 – 51.51:1.

(c)
"Attributable" includes Kinross' share of Kupol production and sales (75%).

(d)
"nm" means not meaningful.

KINROSS 2009 Annual Report    17

  Operating earnings

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change(e)		Change	% Change(e)

Operating segments
Fort Knox	$80.4	$102.3	$77.3	$(21.9)	(21%	)	$25.0	32%
Round Mountain	84.1	76.8	105.1	7.3	10%		(28.3)	(27%	)
Kettle River–Buckhorn	58.6	(6.6)	(8.0)	65.2	nm		1.4	18%
Kupol	442.5	(479.9)	(3.3)	922.4	(192%	)	(476.6)	nm
Paracatu	41.7	70.2	38.3	(28.5)	(41%	)	31.9	83%
Crixás	25.9	35.0	29.5	(9.1)	(26%	)	5.5	19%
La Coipa (a)	42.3	38.7	58.7	3.6	9%		(20.0)	(34%	)
Maricunga (b)	83.2	(180.5)	39.5	263.7	(146%	)	(220.0)	nm
Porcupine Joint Venture	–	–	9.1	–	nm		(9.1)	nm
Musselwhite	–	–	3.5	–	nm		(3.5)	nm
Julietta (c)	–	(3.0)	(8.0)	3.0	nm		5.0	63%
Non-operating segments
Fruta del Norte	(26.0)	(4.8)	–	(21.2)	(442%	)	(4.8)	nm
Cerro Casale	(0.4)	(0.1)	(0.2)	(0.3)	(300%	)	(0.1)	50%
Corporate and Other (d)	(186.4)	(259.7)	(114.6)	73.3	(28%	)	(144.9)	(127%	)

Total	$645.9	$(611.6)	$226.9	$1,257.5	(206%	)	$(838.5)	(370%	)

(a)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes of ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

(b)
Includes results of operations from the additional 50% interest in the Maricunga mine acquired from Bema on February 27, 2007.

(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and sold on August 16, 2008.

(d)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.

(e)
"nm" means not meaningful.

KINROSS 2009 Annual Report    18

  Mining operations

  Fort Knox (100% ownership and operator) – USA

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	25,052	27,112	20,518	(2,060)	(8%	)	6,594	32%
Tonnes processed (000's)	16,224	13,769	12,722	2,455	18%		1,047	8%
Grade (grams/tonne)	0.69	0.88	0.96	(0.12)	(14%	)	(0.08)	(8%	)
Recovery	82.9%	81.8%	86.6%	1.1%	1%		(4.8% )	(6%	)
Gold equivalent ounces:
Produced	263,260	329,105	338,459	(65,845)	(20%	)	(9,354)	(3%	)
Sold	263,046	330,898	330,977	(67,852)	(21%	)	(79)	(0%	)
Financial Data (in millions)
Metal sales	$261.0	$290.3	$230.0	$(29.3)	(10%	)	60.3	26%
Cost of sales (a)	143.7	152.4	113.9	(8.7)	(6%	)	38.5	34%
Accretion and reclamation expense	1.7	1.2	1.1	0.5	42%		0.1	9%
Depreciation, depletion and amortization	32.6	29.7	32.2	2.9	10%		(2.5)	(8%	)

	83.0	107.0	82.8	(24.0)	(22%	)	24.2	29%
Exploration	2.4	2.7	4.4	(0.3)	(11%	)	(1.7)	(39%	)
Other	0.2	2.0	1.1	(1.8)	(90%	)	0.9	82%

Segment Earnings	$80.4	$102.3	$77.3	$(21.9)	(21%	)	$25.0	32%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company has been operating the Fort Knox mine, located near Fairbanks, Alaska, since it was acquired in 1998.

  2009 vs. 2008

Tonnes of ore mined was lower in 2009 compared with 2008 due to geotechnical issues experienced in the East Wall. As a result of these issues, the mine plan has been modified in order to improve stability in the pit wall so that production focused on higher grades, although a harder portion of the ore body, and supplemented by lower grade stockpile ore. Tonnes of ore processed were higher primarily due to tonnes placed on the heap leach. The grade mined was lower in 2009 due to the processing of lower grade stockpile ore and as the mine plan called for mining an area of the pit with a lower grade than the area mined in 2008 and the inclusion of 3.4 million tonnes on the heap leach. Production in 2009 was lower than 2008 primarily due to lower grades which more than offset the higher tonnes processed and the slightly higher recovery.

At the new Fort Knox heap leach, approximately 3.4 million tonnes of ore had been stacked as of the end of the fourth quarter, and leaching is progressing well.

Metal sales were lower than the prior year, largely due to lower ounces sold. Lower sales volumes resulted in a $67.7 million decrease in metal sales compared with 2008, while higher gold prices offset the impact by $38.4million. Cost of sales was lower primarily due to fewer gold equivalent ounces sold.

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to the addition of mining equipment and the stockpiling of lower grade heap leach ore during 2008, in anticipation of building the heap leach. Tonnes processed were higher due to stockpiling of SAG mill pebbles and certain improvements made to the mill liners. Recovery declined during 2008 due to more refractory ore. Gold equivalent ounces produced were lower for 2008 compared with 2007 as higher tonnes processed did not offset lower grades and recoveries.

KINROSS 2009 Annual Report    19

Metal sales in 2008 increased over 2007 primarily due to higher metal prices. Cost of sales increased by 34%, primarily due to higher personnel costs resulting from additional employees and inflationary pressures, which increased the cost of electricity, diesel fuel and consumables compared with 2007. Depreciation, depletion and amortization was lower than in 2007 as reserves increased, thereby increasing the base upon which the majority of depreciation is calculated.

  Round Mountain (50% ownership and operator; Barrick 50%) – USA

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (a),(b)
Tonnes ore mined (000's)	22,179	26,227	23,385	(4,048)	(15%	)	2,842	12%
Tonnes processed (000's)	30,035	37,368	36,990	(7,333)	(20%	)	378	1%
Grade (grams/tonne)	0.55	0.47	0.51	0.08	17%		(0.04)	(8%	)
Gold equivalent ounces:
Produced	213,916	246,946	302,971	(33,030)	(13%	)	(56,025)	(18%	)
Sold	215,469	242,652	300,222	(27,183)	(11%	)	(57,570)	(19%	)
Financial Data (in millions)
Metal sales	$210.0	$213.7	$208.2	$(3.7)	(2%	)	$5.5	3%
Cost of sales (c)	111.4	112.9	94.9	(1.5)	(1%	)	18.0	19%
Accretion and reclamation expense	1.6	1.1	0.6	0.5	45%		0.5	83%
Depreciation, depletion and amortization	12.1	22.2	6.2	(10.1)	(45%	)	16.0	258%

	84.9	77.5	106.5	7.4	10%		(29.0)	(27%	)
Exploration	0.4	0.7	1.4	(0.3)	(43%	)	(0.7)	(50%	)
Other	0.4	–	–	0.4	nm		–	nm

Segment earnings	$84.1	$76.8	$105.1	$7.3	10%		$(28.3)	(27%	)

(a)
Tonnes of ore mined/processed represent 100%.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The company acquired its ownership interest in the Round Mountain open pit mine, located in Nye county, Nevada, with the acquisition of Echo Bay Mines Ltd. ("Echo Bay") on January 31, 2003.

  2009 vs. 2008

Tonnes of ore mined in 2009 was 15% lower than in 2008 as mining was impacted by wall stability issues in Phase E. The stability issues were encountered in October and the wall was stabilized in November. Geotechnical work is ongoing to address the stability issues. For the time being, mining is occurring in Phase G. The reduction in tonnes placed on the leach pads was primarily due to fewer tonnes mined and the depletion in 2008 of the remaining low grade stockpile ore. All tonnes currently being placed on the dedicated pads are sourced from the pit. Gold equivalent ounces produced were 13% lower than in 2008 due to lower tonnes processed, which more than offset the higher grade.

Metal sales were consistent with 2008 as higher gold prices more than offset the lower ounces sold. Fewer gold equivalent ounces sold reduced metal sales by $25.4 million, which was largely offset by the impact of higher gold prices of $21.7 million. The $10.1 million decrease in depreciation, depletion and amortization is due to fewer gold equivalent ounces sold, increased reserves which increased the base upon which depreciation, depletion and amortization is calculated and a reduction in the asset retirement obligation.

KINROSS 2009 Annual Report    20

  2008 vs. 2007

Tonnes of ore mined during 2008 were higher than 2007 due to mine sequencing. The grade at Round Mountain decreased as a result of the pit expansion. Lower grades and the decline in the performance of the aging pads resulted in lower gold equivalent ounces produced in 2008 compared with 2007.

Metal sales in 2008 were comparable with 2007 as higher metal prices were largely offset by the decrease in ounces sold, as a result of lower production. Cost of sales increased in 2008 compared with 2007 due to increases in the price of diesel, personnel, other consumables and higher revenue-based royalties. Depreciation, depletion and amortization expense increased due to amortization of the pit expansion which commenced in 2008 and the amortization of the LL&E Royalty which was acquired during the first quarter of 2008.

  Kettle River–Buckhorn (100% ownership and operator) – USA

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	286	36	–	250	694%		36	nm
Tonnes processed (000's)	282	77	–	205	266%		77	nm
Grade (grams/tonne)	20.48	12.29	–	8.19	67%		12.29	nm
Recovery	91.8%	88.4%	–	3.4%	4%		88.4%	nm
Gold equivalent ounces:			–
Produced	173,555	27,036	–	146,519	542%		27,036	nm
Sold	182,472	16,296	–	166,176	1,020%		16,296	nm
Financial Data (in millions)
Metal sales	$182.0	$13.7	$–	$168.3	1,228%		$13.7	nm
Cost of sales (a)	53.6	5.6	–	48.0	857%		5.6	nm
Accretion and reclamation expense	2.9	2.1	(0.1)	0.8	38%		2.2	nm
Depreciation, depletion and amortization	64.6	5.9	0.1	58.7	995%		5.8	nm

	60.9	0.1	–	60.8	nm		0.1	nm
Exploration	3.9	3.4	1.6	0.5	15%		1.8	113%
Other	(1.6)	3.3	6.4	(4.9)	(148%	)	(3.1)	(48%	)

Segment Earnings (loss)	$58.6	$(6.6)	$(8.0)	$65.2	988%		$1.4	18%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Kettle River–Buckhorn properties are located in Ferry County in the State of Washington and cover approximately 3,075 hectares through patented and unpatented mining claims and fee lands. Kinross acquired Kettle River through the acquisition of Echo Bay on January 31, 2003.

  2009 vs. 2008

Kettle River–Buckhorn completed its first full year of production in 2009 as the mine commenced operations during the fourth quarter of 2008, upon reaching certain minimum levels of production. Gold equivalent ounces sold were higher than production as production at the end of 2008 was sold at the beginning of 2009. Results for 2009 reflect a full year of production.

KINROSS 2009 Annual Report    21

  Kupol (75% ownership and operator) – Russian Federation

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics – 100% (a)
Tonnes ore mined (000's)	1,090	463	–	627	135%		463	nm
Tonnes processed (000's)	1,144	618	–	526	85%		618	nm
Grade (grams/tonne)
Gold	22.79	28.51	–	(5.72)	(20%	)	28.51	nm
Silver	266.90	330.38	–	(63.48)	(19%	)	330.38	nm
Recovery
Gold	94.7%	94.5%	–	0.2%	0%		94.5%	nm
Silver	82.9%	82.0%	–	0.9%	1%		82.0%	nm
Gold equivalent ounces: (a),(b)
Produced	925,507	626,543	–	298,964	48%		626,543	nm
Sold	943,548	531,590	–	411,958	77%		531,590	nm
Silver ounces produced (000) (a)	8,205.0	5,566.8	–	2,638.2	47%		5,566.8	nm
Silver ounces sold (000) (a)	8,160.8	4,695.0	–	3,465.8	74%		4,695.0	nm
Financial Data (in millions) – 100%
Metal sales (a)	$900.2	$433.2	$–	$467.0	108%		$433.2	nm
Cost of sales (c)	245.5	116.8	–	128.7	110%		116.8	nm
Accretion and reclamation expense	1.4	0.9	0.5	0.5	56%		0.4	80%
Depreciation, depletion and amortization	205.1	121.6	–	83.5	69%		121.6	nm

	448.2	193.9	(0.5)	254.3	131%		194.4	nm
Exploration	4.8	5.4	2.8	(0.6)	(11%	)	2.6	93%
Impairment charge – Goodwill	–	668.4	–	(668.4)	(100%	)	668.4	nm
Other	0.9	–	–	0.9	nm		–	nm

Segment earnings (loss)	$442.5	$(479.9)	$(3.3)	$922.4	192%		$(476.6)	nm

(a)
Tonnes of ore mined/processed and production, sales, and cost of sales figures represents 100%.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97, 2008 – 58.17:1, 2007 – 51.51:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
"nm" means not meaningful.

The Company acquired a 75% interest in the Kupol project in Far Eastern Russia on February 28, 2007 through the acquisition of Bema. The remaining 25% interest is held by the Chukotka government.

  2009 vs. 2008

Tonnes of ore mined and processed were higher in 2009 compared with 2008 as Kupol had just begun operations during the second quarter of 2008. Gold and silver grades were lower in 2009 compared with 2008 as higher grade ore that had been stockpiled during the development phase was processed during 2008. Ground control issues were encountered earlier in the year and have been addressed with a modified mine plan and refined mining techniques. By the end of the year, underground conditions had improved significantly as a result of mine plan modifications, which included limiting the length of selected stopes, modified blasting techniques, and limiting air circulation to inactive headings.

Metal sales, cost of sales and depreciation, depletion and amortization were higher due to higher ounces sold, which reflects a full year of activity. In the prior year, ounces were not sold until the second half of the year.

KINROSS 2009 Annual Report    22

  2008 vs. 2007

Upon reaching certain minimum levels of production in the second quarter of 2008, the Kupol mine was considered to be in operation. In 2008, Kupol produced 626,543 gold equivalent ounces, on a 100% basis, which was consistent with expectations. Gold equivalent ounces sold were lower than the amount produced due to the timing of shipments, as ounces produced were not sold due to the time involved in transporting the doré from Kupol to the refinery.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $668.4 million was recorded.

  Paracatu (100% ownership and operator) – Brazil

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics
Tonnes ore mined (000's)	41,256	20,575	19,883	20,681	101%		692	3%
Tonnes processed (000's)	39,744	20,307	19,285	19,437	96%		1,022	5%
Grade (grams/tonne)	0.41	0.39	0.37	0.02	5%		0.02	5%
Recovery	67.6%	74.2%	76.1%	(6.6% )	(9%	)	(1.9% )	(2%	)
Gold equivalent ounces:
Produced	354,396	188,156	174,987	166,240	88%		13,169	8%
Sold	347,664	183,115	175,009	164,549	90%		8,106	5%
Financial Data (in millions)
Metal sales	$340.1	$161.4	$121.7	$178.7	111%		$39.7	33%
Cost of sales (a)	240.9	82.4	65.2	158.5	192%		17.2	26%
Accretion and reclamation expense	1.0	1.2	0.7	(0.2)	(17%	)	0.5	71%
Depreciation, depletion and amortization	42.5	16.3	13.2	26.2	161%		3.1	23%

	55.7	61.5	42.6	(5.8)	(9%	)	18.9	44%
Exploration	–	–	0.7	–	nm		(0.7)	(100%	)
Other	14.0	(8.7)	3.6	22.7	261%		(12.3)	(342%	)

Segment earnings	$41.7	$70.2	$38.3	$(28.5)	(41%	)	$31.9	83%

(a)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

The Company acquired a 49% ownership interest in the Paracatu open pit mine, located in the State of Minas Gerais, Brazil, in the acquisition of TVX Gold Inc. ("TVX") on January 31, 2003. On December 31, 2004, the Company completed the purchase of the remaining 51% of Paracatu from Rio Tinto Plc.

  2009 vs. 2008

Results for 2009 reflect the additional capacity from the expansion as tonnes of ore mined and tonnes of ore processed were 101% and 96% higher than 2008, respectively. The grade was 5% higher than in the prior year as a higher grade area of the pit was mined, consistent with the mine plan. Recoveries were lower for 2009 compared with 2008 primarily due to lack of plant stability, difficulty achieving optimum grind size, and hydromet plant startup issues. Performance at the expansion plant was considerably improved in the latter part of the year. Upgrades to the plant have eliminated minor unplanned stoppages, contributing to plant stability and recovery. In addition, circuit modifications have been made to optimize grinding capacity. The Company has now approved plans to install a third ball mill at the Paracatu expansion to increase the grinding capacity needed to process harder ore from the Paracatu orebody. Delivery of the new 15 MW ball mill is expected in mid-2010, and installation and commissioning are expected to be complete in the first half of 2011.

Higher tonnes processed and a higher grade contributed to a 88% increase in production compared with 2008. This was partially offset by a decrease in recoveries. Gold equivalent ounces sold were higher due to higher production.

KINROSS 2009 Annual Report    23

Metal sales increased to $340.1 million compared with $161.4 million in 2008, of which $161.1 million was due to an increase in sales volumes. Cost of sales increased by $158.5 million compared with 2008, due to the greater volume of ounces sold and additional costs due to the challenges experienced earlier in the year in achieving targeted recovery levels while maintaining targeted throughput levels. The increase in cost of sales was primarily due to increased spending on labour and consumables which reflect higher production volumes and were $162.9 million higher than in 2008. However, costs were reduced to some extent by a weaker Brazilian real in 2009 versus 2008. Depreciation, depletion and amortization expense was higher due to higher ounces sold and the depreciation on the increased capital spending for the mine expansion. Of the $26.2 million increase in depreciation, $14.4 million was due to the higher gold equivalent ounces sold.

  2008 vs. 2007

Tonnes of ore processed were slightly higher in 2008 than in 2007 due to the start-up of the expansion project in December. Gold equivalent ounces produced during 2008 were higher than 2007, a result of the combination of slightly higher throughput and grades. The increase in equivalent gold ounces sold during this period was primarily due to higher production, a result of improved recoveries in the old plant.

Upon reaching certain minimum levels of production in December 2008, the mine expansion was considered to be in operation with production of approximately 8,000 ounces.

Metal sales for 2008 were higher than in 2007 due to higher gold prices, as well as the 5% increase in gold equivalent ounces sold in 2008. Cost of sales increased due to the increased cost of consumables, the higher level of ounces sold in 2008, higher costs for diesel fuel and electricity as well as royalties and foreign exchange rates as the Brazilian real was stronger in 2008 compared with 2007. In other expenses, a reversal of an accrual for an uncertain tax position was recorded in the net amount of $11.5 million upon receipt of a successful appeal for the reassessment of payments made which related to value-added taxes for the years 1999-2002.

  Crixás (50% ownership; AngloGold Ashanti 50% and operator) – Brazil

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's)	1,036	807	818	229	28%		(11)	(1%	)
Tonnes processed (000's)	1,036	807	818	229	28%		(11)	(1%	)
Grade (grams/tonne)	4.85	7.11	7.32	(2.26)	(32%	)	(0.21)	(3%	)
Recovery	91.6%	95.0%	94.8%	(3.4% )	(4%	)	0.2%	0%
Gold equivalent ounces:
Produced	74,654	87,669	91,305	(13,015)	(15%	)	(3,636)	(4%	)
Sold	75,173	86,663	95,822	(11,490)	(13%	)	(9,159)	(10%	)
Financial Data (in millions)
Metal sales	$73.6	$75.3	$66.2	$(1.7)	(2%	)	$9.1	14%
Cost of sales (b)	31.0	26.2	24.9	4.8	18%		1.3	5%
Accretion and reclamation expense	0.1	0.4	0.1	(0.3)	(75%	)	0.3	300%
Depreciation, depletion and amortization	9.7	10.7	9.9	(1.0)	(9%	)	0.8	8%

	32.8	38.0	31.3	(5.2)	(14%	)	6.7	21%
Exploration	0.7	2.1	1.1	(1.4)	(67%	)	1.0	91%
Other	6.2	0.9	0.7	5.3	589%		0.2	29%

Segment earnings	$25.9	$35.0	$29.5	$(9.1)	(26%	)	$5.5	19%

(a)
Tonnes of ore mined/processed represent 100%.

(b)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

KINROSS 2009 Annual Report    24

The Company acquired its ownership interest in the Crixás underground mine, located in the State of Goias, Brazil, with the acquisition of TVX on January 31, 2003.

  2009 vs. 2008

Tonnes of ore mined and processed were 28% higher than 2008 primarily due to the mill expansion. The grade was lower in the current year as lower grade areas were mined, consistent with the mine plan. Recovery was lower because of low residence time in the leaching circuit, due to insufficient capacity of the existing leaching tanks. New leaching tanks were installed at the end of September 2009. Gold equivalent ounces produced were lower, primarily due to lower grades which more than offset the higher tonnes processed.

Metal sales decreased by 2% during 2009 as the impact of higher gold prices of $9.6 million was largely offset by the impact of fewer gold equivalent ounces sold of $11.2 million. Cost of sales was higher as costs were increased by higher spending on labour of $2.6 million and consumables of $2.3 million, compared with 2008.

  2008 vs. 2007

Gold equivalent ounces sold in 2008 were lower than 2007 due to lower mill throughput and grades.

Metal sales increased by 14% during 2008 primarily due to higher gold prices, partially offset by a slight decline in gold equivalent ounces produced and sold compared with 2007 due to lower grades in 2008. Cost of sales were slightly higher in 2008 compared with 2007 as general increases associated with higher energy costs and foreign exchange were partially offset by the lower costs associated with lower sales volumes in 2008.

KINROSS 2009 Annual Report    25

  La Coipa (100% ownership and operator) – Chile (d)

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (a)
Tonnes ore mined (000's)	3,164	2,350	3,774	814	35%		(1,424)	(38%	)
Tonnes processed (000's)	4,907	4,918	3,546	(11)	(0%	)	1,372	39%
Grade (grams/tonne)
Gold	1.13	1.02	1.11	0.11	11%		(0.09)	(8%	)
Silver	52.53	58.33	180.09	(5.80)	(10%	)	(121.76)	(68%	)
Recovery
Gold	85.4%	80.6%	76.1%	4.8%	6%		4.5%	6%
Silver	62.7%	61.2%	70.2%	1.5%	2%		(9.0% )	(13%	)
Gold equivalent ounces: (b)
Produced	231,169	226,293	197,554	4,876	2%		28,739	15%
Sold	222,664	234,759	193,731	(12,095)	(5%	)	41,028	21%
Silver ounces produced (000)	5,263	5,686	7,548	(423)	(7%	)	(1,862)	(25%	)
Silver ounces sold (000)	5,219	6,261	7,632	(1,041)	(17%	)	(1,371)	(18%	)
Financial Data (in millions)
Metal sales	$216.4	$206.6	$134.7	$9.8	5%		$71.9	53%
Cost of sales (c)	97.6	114.7	52.1	(17.1)	(15%	)	62.6	120%
Accretion and reclamation expense	8.5	7.9	1.1	0.6	8%		6.8	618%
Depreciation, depletion and amortization	57.5	38.8	19.6	18.7	48%		19.2	98%

	52.8	45.2	61.9	7.6	17%		(16.7)	(27%	)
Exploration	6.3	3.7	2.7	2.6	70%		1.0	37%
Other	4.2	2.8	0.5	1.4	50%		2.3	460%

Segment earnings	$42.3	$38.7	$58.7	$3.6	9%		$(20.0)	(34%	)

(a)
Tonnes of ore mined/processed represents 100% of mine production.

(b)
Gold equivalent ounces include silver ounces produced and sold converted to a gold equivalent based on a ratio of the average spot market prices for the commodities for each year. The ratios were: 2009 – 66.97:1, 2008 – 58.17:1, 2007 – 51.51:1.

(c)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

(d)
As a result of the Goldcorp asset swap transaction, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

The Company acquired its original 50% ownership interest in the La Coipa open pit mine in the acquisition of TVX on January 31, 2003. On December 21, 2007 the Company completed an asset Purchase and Sale Agreement with Goldcorp whereby the interest in the PJV and Musselwhite were sold and the remaining 50% interest in La Coipa was acquired. Therefore, results of operations of La Coipa reflect Kinross' original 50% interest for the full year in 2007 and the acquired 50% from December 22, 2007. Included in the results of La Coipa is its 65% interest in the Puren deposit.

  2009 vs. 2008

Tonnes of ore mined in 2009 were higher than the prior year as mining in 2008 was impacted by a pit wall failure in the Coipa Norte pit during January 2008. Replacement ore to feed the mill in 2008 was sourced from stockpile ore which contained lower gold grades. Silver grades were lower as the mine plan called for mining an area of the pit with lower grades. Gold equivalent ounces sold were lower than produced due to timing of shipments. It is expected that these shipments will be sold during the first quarter of 2010.

Metal sales were slightly higher as the impact of lower gold equivalent ounces was more than offset by the impact of higher metal prices of $5.6 million. Cost of sales in 2009 was 15% lower than the same period in 2008 partially due to lower gold equivalent ounces sold. Additionally, the decline in cost of sales reflects the impact of a weaker Chilean peso

KINROSS 2009 Annual Report    26

in 2009 compared with 2008. Cost of sales was lower in part due to $5.6 million less was spent on consumables during the year. Depreciation, depletion and amortization increased compared with 2008 largely because of the decrease in reserves, which reduced the base upon which depreciation, depletion and amortization is calculated.

  2008 vs. 2007

Tonnes of ore mined in 2008 were lower compared with 2007, because of a pit wall failure in Coipa Norte pit during January 2008, resulting in stockpiled ore being processed through the mill instead. Access to Coipa Norte pit was re-established during the middle of the year and mining of ore and waste recommenced. The grades were lower as the ore processed in 2008 was sourced from the Coipa Norte pit as well as lower grade stockpiles compared with the higher grade ore from the Puren pit, which was processed in 2007.

Metal sales increased by 53% during 2008 primarily due to the additional 50% interest acquired through the Goldcorp asset swap transaction in December 2007, as well as the positive impacts of a higher gold price during the period as well as higher volumes of gold equivalent ounces sold, partially offset by a lower volume of silver ounces sold during the period. Cost of sales increased primarily due to higher maintenance costs, and higher energy costs for diesel fuel and electricity and Kinross' additional interest in La Coipa in 2008 compared with 2007. There was an increase in accretion and reclamation expense as well as an increase in depreciation, depletion and amortization expense reflecting Kinross' additional interest in La Coipa in 2008 compared with 2007.

  Maricunga (100% ownership and operator; 2007: 50% ownership and operator) – Chile (a)

	Year ended December 31,			2009 vs 2008			2008 vs 2007
	2009	2008	2007	Change	% Change		Change	% Change

Operating Statistics (b),(c)
Tonnes ore mined (000's)	15,099	14,971	14,333	128	1%		638	4%
Tonnes processed (000's)	15,613	15,027	13,691	586	4%		1,336	10%
Grade (grams/tonne)	0.84	0.76	0.73	0.08	11%		0.03	4%
Gold equivalent ounces:
Produced	233,585	223,341	205,750	10,244	5%		17,591	9%
Sold	237,040	221,882	204,922	15,158	7%		16,960	8%
Financial Data (in millions)
Metal sales	$228.8	$184.8	$144.6	$44.0	24%		$40.2	28%
Cost of sales (d)	123.4	125.5	91.7	(2.1)	(2%	)	33.8	37%
Accretion and reclamation expense	0.5	0.4	0.3	0.1	25%		0.1	33%
Depreciation, depletion and amortization	19.3	17.8	11.9	1.5	8%		5.9	50%

	85.6	41.1	40.7	44.5	108%		0.4	1%
Exploration	0.2	1.4	1.2	(1.2)	(86%	)	0.2	17%
Impairment charge – Goodwill	–	220.2	–	(220.2)	nm		220.2	nm
Other	2.2	–	–	2.2	nm		–	nm

Segment earnings (loss)	$83.2	$(180.5)	$39.5	$263.7	146%		$(220.0)	nm

(a)
As a result of the purchase of Bema, the results of operations (excluding tonnes ore mined and processed) reflect the Company's 50% ownership up to February 27, 2007 and 100% ownership thereafter.

(b)
Due to the nature of heap leach operations, recovery rates cannot be accurately measured.

(c)
Tonnes of ore mined/processed represents 100% of mine production.

(d)
Cost of sales excludes accretion and reclamation expense, depreciation, depletion and amortization.

Kinross acquired its original 50% interest in the Maricunga open pit mine (formerly known as the Refugio mine), located 120 kilometres northeast of Copiapó, Chile in 1998. On February 27, 2007, Kinross acquired the remaining 50% interest in Maricunga from Bema. Therefore, results are reported on a 100% basis from February 28, 2007.

KINROSS 2009 Annual Report    27

  2009 vs. 2008

Tonnes of ore processed were higher by 4% in 2009 compared with 2008, due to improved plant availability and reflects the impact of the optimization initiatives implemented early in the year. The gold grade increased to 0.84 grams per tonne compared with 0.76 grams per tonne in 2008 due to mine sequencing. Gold equivalent ounces produced and sold were higher than 2008 due to higher tonnes processed and a higher gold grade.

Metal sales for the year were higher than 2008, due to higher realized gold prices, which increased metal sales by $24.5 million and higher gold equivalent ounces sold which increased Metal sales by $19.5 million. Cost of sales for 2009 were largely consistent with the same period in the prior year as the impact of higher gold equivalent ounces sold were largely offset by the impact of the strengthening of the Chilean peso relative to the US dollar and lower contractor costs incurred during 2009 compared with 2008.

Pit development at the new Pancho continued throughout 2009. It is anticipated that the total feed to the Maricunga mill sourced from Pancho will gradually increase to 100% by 2012.

  2008 vs. 2007

Tonnes of ore processed during 2008 were higher than in 2007 due to an increase in plant availability and fewer lost days of production due to weather. Gold equivalent ounces produced were higher in 2008 primarily due to higher tonnes processed and a slightly higher gold grade.

Metal sales in 2008 increased compared with 2007 due to the combination of higher gold prices, an 8% increase in gold equivalent ounces sold and Kinross' additional interest in Maricunga for the full year compared with ten months in 2007. Cost of sales increased due to higher costs of energy, consumables, labour and higher revenue-based royalties. Additionally, cost of sales were higher due to Kinross' additional interest in Maricunga for the full year compared with ten months in 2007.

In 2008, as a result of the annual impairment test for goodwill, it was determined that the carrying value of goodwill exceeded its fair value and an impairment charge of $220.2 million was recorded.

  Mining operations sold

  Julietta (0%) – Russian Federation

The Company acquired 90% ownership of Julietta as part of the Bema acquisition on February 27, 2007. Subsequently, on August 16, 2008, the Company disposed of this operation. Results for 2008 includes the results of operations to August 16, 2008.

Gold equivalent ounces produced in 2008 were 39,585 ounces as compared with 63,004 ounces in 2007. Gold equivalent ounces sold in 2008 were 41,099 compared with 71,428 in 2007. The declines are primarily due to the sale of Julietta during the third quarter of 2008.

During 2008, metal sales were $38.0 million, compared with $47.2 million in 2007. Cost of sales decreased to $32.3 million in 2008 as compared with $38.1 million in 2007. The figures for 2007 reflect only ten months of activity as Julietta was acquired in February 2007 as part of the Bema acquisition.

  Musselwhite (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in Musselwhite as part of an asset Purchase and Sale Agreement with Goldcorp. The 2007 results for Musselwhite are from January 1, 2007 through to December 21, 2007.

The Company had originally acquired its 31.9% interest in the Musselwhite underground mine, located in northwestern Ontario, Canada, with the acquisition of TVX on January 31, 2003. In the second quarter of 2006, Goldcorp acquired the 68.1% interest in the mine from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

KINROSS 2009 Annual Report    28

In 2007, Musselwhite produced 71,229 gold equivalent ounces. Gold equivalent ounces sold in 2007 were 67,824.

In 2007, metal sales were $47.1 million with cost of sales of $32.6 million and depreciation, depletion and amortization of $9.9 million.

  Porcupine (0% ownership; Goldcorp 100% and operator) – Canada

On December 21, 2007, the Company disposed of its interest in the PJV as part of an asset Purchase and Sale Agreement with Goldcorp. The 2007 results for PJV are from January 1, 2007 through to December 21, 2007.

The Company had formed the PJV on July 1, 2002, with a wholly-owned subsidiary of Placer Dome. The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district of Timmins, Ontario. In the second quarter of 2006, Goldcorp acquired its initial 51% interest in the joint venture from Barrick, which had previously acquired its interest as part of its purchase of Placer Dome.

In 2007, PJV produced 144,062 gold equivalent. Metal sales were $93.3 million with cost of sales of $66.9 million and depreciation, depletion and amortization of $10.3 million.

  Exploration and business development

	Year ended December 31,			2009 vs 2008		2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change	Change	% Change

Exploration and business development	$72.5	$59.0	$47.3	$13.5	23%	$11.7	25%

Exploration and business development expenses for full-year 2009 were $72.5 million, compared with $59.0 million for the year 2008. Of the total exploration and business development expense, expenditures on exploration totaled $56.1 million for the year. Capitalized exploration expenses totaled $10.6. Kinross was active on more than 40 mine site, near-mine and greenfields projects in 2009 with a total of 166,496 metres drilled (126,772 metres expensed and 39,742 metres capitalized).

In 2008, exploration and business development expenses for the year were $59.0 million, compared with $47.3 million for 2007. Of the total exploration and business development expense, expenditures on exploration totaled $45.1 million for the year. Capitalized exploration expenses for 2008 totaled $10.3 million. Kinross was active on more than two dozen mine site and greenfields projects in 2008 with a total of 172,580 metres drilled (112,385 metres expensed and 60,195 metres capitalized).

In 2007, exploration and business development expenses increased 20% from 2006 to $47.3 million. Of this, $15.0 million was spent on Kinross-owned and operated properties and an additional $9.8 million at non-operated joint venture properties. This contributed to increases in reserves and resources at Maricunga, Fort Knox, Paracatu and La Coipa. The balance of the costs incurred in 2007 were for exploration projects, corporate costs and technical services costs.

  General and administrative

	Year ended December 31,			2009 vs 2008		2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change	Change	% Change

General and administrative	$117.7	$100.8	$69.6	$16.9	17%	$31.2	45%

General and administrative costs include expenses related to the overall management of the business which are not part of direct mine operating costs. These are costs that are incurred at corporate offices located in Canada, the United States, Brazil, the Russian Federation and Chile.

Costs for 2009 were 17% higher than in 2008. The increase was primarily a result of higher personnel costs, including additional hires and information technology costs, which were incurred as a result of the growth in the Company. At the

KINROSS 2009 Annual Report    29

Company's corporate office in Toronto, employee related compensation costs including stock based compensation increased by 16% in 2009, while information technology costs increased by 15%.

Costs of $100.8 million in 2008 represented an increase of 45% compared with 2007. The increases are primarily a result of higher personnel costs, including additional hires, travel and information technology costs, which were incurred as a result of the growth in the Company.

  Impairment of Goodwill

The Company evaluates its carrying value of goodwill at least once each year. The test for impairment of goodwill is discussed further in the "The Carrying Value of Goodwill" in the Critical Accounting Policies and Estimates section below.

There no impairment charges recorded in 2009.

In 2008, as part of the annual review of the carrying amount of goodwill for each reporting segment that has goodwill it was determined that the carrying value of goodwill at Kupol, Maricunga and Quebrada Seca, an exploration property, exceeded its fair value. As a result, the Company wrote down the value of goodwill for each reporting segment to its fair value resulting in a non-cash charge of $994.1 million. The assets were acquired through the acquisition of Bema in 2007. A summary of impairment charges to goodwill is as follows:

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change		Change	% Change

Goodwill Impairment Charges
Kupol	$–	$668.4	$–	$(668.4)	(100%	)	$668.4	nm
Maricunga	–	220.2	–	(220.2)	(100%	)	220.2	nm
Quebrada Seca	–	105.5	–	(105.5)	(100%	)	105.5	nm

Total	$–	$994.1	$–	$(994.1)	(100%	)	$994.1	nm

  Other income (expense) – net

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change		Change	% Change

Gain on sale of assets and investments – net	$16.2	$30.2	$184.6	$(14.0)	(46%	)	$(154.4)	(84%	)
Impairment of Investments	–	(83.9)	(1.3)	83.9	100%		(82.6)	(6,354%	)
Litigation reserve adjustment	18.5	(19.1)	–	37.6	197%		(19.1)	nm
Interest income and other	9.2	21.7	15.2	(12.5)	(58%	)	6.5	43%
Interest expense	(19.1)	(74.6)	(6.8)	55.5	74%		(67.8)	(997%	)
Foreign exchange gains (losses)	(91.0)	41.4	(36.4)	(132.4)	(320%	)	77.8	214%
Non-hedge derivative gains	2.9	41.6	34.3	(38.7)	(93%	)	7.3	21%
Working interest in Diavik Diamond mine	(11.0)	–	–	(11.0)	nm		–	nm

	$(74.3)	$(42.7)	$189.6	$(31.6)	(74%	)	$(232.3)	(123%	)

For 2009, other expense increased by $31.6 million from $42.7 million to $74.3 million. The increase can be partially explained by a foreign exchange loss in 2009 compared with a gain in 2008, lower interest income, lower non-hedge derivative gains and lower gains on the sale of assets and investments. The decreases were offset to some extent by a litigation settlement gain in 2009 compared with a loss in 2008, and lower interest expense.

  Gain on the sale of assets and investments – net

Kinross continues to dispose of non-core assets that are identified in the strategic assessment of the Company's portfolio. During the fourth quarter of 2009, the Company closed an agreement with Jaguar Mining Inc. ("Jaguar") to sell the Gurupi property to Jaguar in exchange for 3.4 million common shares of Jaguar. Additionally, during the fourth

KINROSS 2009 Annual Report    30

quarter, the Company disposed of all or a portion of its equity interests in several junior mining companies for proceeds of $6.7 million. As a result, of the disposition of non-core assets and investments, the Company recognized a non-cash gain on these transactions of $16.2 million, before tax for the year.

In 2008, total gains on disposal of assets and investments were $30.2 million. Kinross recognized gains on the disposition of Julietta ($3.0 million), the disposition of its 40% interest in Hammond Reef ($12.2 million) and the disposition of the Kubaka mine ($11.5 million).

In 2007, total gains on disposal of assets and investments were $184.6 million. The majority of the gain was $138.3 million, which was the result of the sale of PJV and Musselwhite pursuant to the Asset Purchase and Sale Agreement with Goldcorp. The remainder was the result of the sales of the Bell Creek Mine ($7.6 million) by the PJV, the sale of the investment in Anatolia Minerals Development Ltd. ($30.7 million), Haile Mine Assets ($1.4 million), and the Lupin mine ($6.5 million).

  Impairment of investments

There were no impairments recorded on Kinross' investment portfolio during 2009.

In 2008, the Company assessed its portfolio of available for sale and equity accounted investments. Based on the decline in the market values of certain investments, severe market conditions and the difficulties facing junior mining companies in raising financing, the Company determined that the decline in values of certain investments were other-than-temporary and recorded an impairment charge of $83.9 million during the year.

The investment impairment charges recognized in 2008 primarily related to the Company's investment in several junior mining companies, acquired as part of the Bema acquisition, the majority of which are related to the Company's investment in Pamodzi Gold, Consolidated Puma Minerals and Victoria Gold Corporation.

In 2007, the Company determined that the decline in the market value of its investment in Rolling Rock Resources, which was acquired as part of the Bema acquisition, was other-than-temporary and the investment was written down by $1.3 million.

  Litigation settlements

In 2009, the Company settled litigation in respect of certain actions brought against Aurelian Resources Inc., which was acquired in 2008. As a result, an adjustment to the litigation reserve was made in the amount of $18.5 million.

In 2008, the Company agreed to settle the Kinam preferred share litigation in the amount of $29.2 million As the Company previously held the preferred shares balance at $10.1 million, this resulted in a loss of $19.1 million for 2008.

See "Other legal matters" section for additional details.

  Interest income and other

Interest income and other decreased by $12.5 million in 2009 compared with 2008. The decrease was primarily due to lower interest rates and a change in the nature of the Company's investments in 2009. The Company has focused on investing in treasury bills which earn a lower interest rate than the investments in 2008.

Interest income and other increased by $6.5 million to $21.7 million for 2008 compared with 2007 primarily due to higher average cash balances, partially offset by lower average interest rates.

  Interest expense

Interest expense decreased by $55.5 million during 2009 compared with 2008. Positively impacting interest expense was the reversal of accrued interest of $45.5 million, as a result of the Brazil Federal Tax Amnesty. Additionally, with the start-up of Kupol, Kettle River–Buckhorn and the Paracatu expansion in 2008, Kinross ceased capitalizing interest expense to these projects. Capitalized interest for the year was $8.6 million compared with $30.6 million in 2008.

Interest expense increased by $67.8 million to $74.6 million in 2008 from $6.8 million in 2007. The increase was due to the additional debt taken on by the issuance of the Senior Convertible Notes issued in January 2008, which resulted in

KINROSS 2009 Annual Report    31

additional interest expense of $21.9 million. Also impacting interest expense was the interest on a tax charge of $63.9 million as a result of an assessment received from the Brazilian tax authorities related to disallowing deductions taken by a subsidiary of Kinross prior to Kinross acquiring 100% of the subsidiary. The portion of the tax assessment relating to interest amounted to $37.3 million. The company capitalized interest totaling $30.6 million relating to capital expenditures at Fort Knox, Kettle River–Buckhorn, Round Mountain and Paracatu compared with capitalized interest of $31.4 million in 2007.

  Foreign exchange gains/(losses)

For 2009, foreign exchange losses were $91.0 million. The foreign exchange losses primarily relate to the translation and revaluation of net monetary liabilities, primarily future income taxes, denominated in foreign currencies to the US dollar. As at December 31, 2009, the US dollar foreign exchange rate was weaker compared with the Russian rouble and the Brazilian real than the foreign exchange rates at December 31, 2008.

For 2008, the Company recorded a foreign exchange gain of $41.4 million compared with a loss of $36.4 million for 2007, a change of $77.8 million. The foreign exchange gains were primarily due to the translation of net foreign currency denominated liabilities, mainly future tax liabilities, resulting from a strengthening of the US dollar over the second half of the year. Foreign exchange on the translation of local currency denominated future income tax liabilities was a gain of $58.0 million compared with loss of $39.9 million in the prior year.

  Non-hedge derivative gains

For 2009, non-hedge derivative gains decreased by $38.7 million compared with 2008. The decline in the gains primarily related to a change in the fair value of the derivatives acquired through the acquisition of Bema in 2007. In 2008, the change in forward metal prices on the Company's derivatives had a greater impact than the change in forward metal prices in 2009.

For 2008, net non-hedge derivative gains of $41.6 million were recorded compared with a gain of $34.3 million during 2007. The increase of $7.3 million was primarily related to the derivative contracts which were acquired in the Bema acquisition in 2007. As part of that acquisition, Kinross acquired derivative contracts which hedged the Company against adverse price changes in gold, silver, and changes in US interest rates.

From February 2007 until May 2007 the gold and silver derivative contracts were being marked-to-market and any changes in their value recorded directly in earnings in the period. As the price of gold and silver declined during this period, the Company recorded gains on these contracts. In May 2007, the contracts were designated for hedge accounting. From that point forward, most of the mark-to-market changes in value were recorded in Other comprehensive income ("OCI").

In December 2007, the Company re-designated the hedge relationship for these derivative contracts using a new methodology for assessing their effectiveness. Under the new methodology, the changes in the value of the contracts due to changes in the spot price of gold or silver are recorded in OCI. Any changes in the spot forward differential in the contracts are excluded from the assessment of effectiveness for hedge accounting purposes and are recorded in income. During 2008, US interest rates decreased substantially, reducing the spot forward differential on gold and silver contracts. This change resulted in a substantial gain in value on the derivative gold and silver contracts. This unrealized gain was recorded in income along with realized gains and losses during the period.

  Working Interest in Diavik Diamond mine

For 2009, the Company recognized a loss of $11.0 million on its Working Interest in the Diavik Diamond mine which was acquired in 2009. The $11.0 million is comprised of the Company's share of pro-rata earnings from the mine and includes amortization of the initial investment, net of any distributions from the Working Interest.

KINROSS 2009 Annual Report    32

  Income and mining taxes

Kinross is subject to tax in various jurisdictions including Canada, the United States, Brazil, Chile, Ecuador and the Russian Federation. The Company recorded a tax provision of $150.8 million on earnings before taxes of $571.6 million, compared with a tax provision of $101.1 million on a loss before taxes of $654.3 million in 2008 and a provision of $73.8 million on earnings before taxes of $416.5 million in 2007. Kinross' combined federal and provincial statutory tax rate was 33.0% for 2009 33.5% in 2008 and 34.1% in 2007. There are a number of factors that can significantly impact the Company's effective tax rate including the geographic distribution of income, varying rates in different jurisdictions, the non-recognition of tax assets, mining allowance, foreign currency exchange rate movements, changes in tax laws and the impact of specific transactions and assessments. A reconciliation of the Company's statutory rate to the actual provision is provided in Note 15 to the consolidated financial statements.

Due to the number of factors that can potentially impact the effective tax rate and the sensitivity of the tax provision to these factors, as discussed above, it is expected that the Company's effective tax rate will fluctuate in future periods.

In late December 2008, Rio Paracatu Mineração ("RPM"), a wholly-owned Brazilian subsidiary of the Company, received a tax assessment from the Brazilian tax authorities in respect of its 2003 tax year in the amount of approximately $30 million. This assessment is the result of the denial of a deduction for interest paid on certain debentures issued by such Brazilian subsidiary. On January 15, 2009, the Company filed its administrative appeal of the assessment. The Company believes that the basis for this assessment is equally relevant to the 2004 tax year of the same Brazilian subsidiary. At that time the Company recorded a total charge of $63.9 million, primarily comprised of $20.7 million that related to tax expense and $37.3 million in interest with respect to the 2003 and 2004 tax years after considering the tax deductibility of the assessed interest. As a result of the Company's review, it has recorded a tax liability in that amount resulting in a corresponding reduction in its net income after taxes for the quarter and year ended December 31, 2008. On November 27, 2009 the Company settled this tax debt under the Brazilian Federal Tax Amnesty Program.

KINROSS 2009 Annual Report    33

  6. Liquidity and Capital Resources

The following table summarizes Kinross' cash flow activity:

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change		Change	% Change

Cash flow:
Provided from operating activities	$785.6	$443.6	$341.2	$342.0	77%		$102.4	30%
Used in investing activities	(751.5)	(856.2)	(336.0)	104.7	12%		(520.2)	(155%	)
Provided from financing acitvities	63.3	375.7	379.4	(312.4)	(83%	)	(3.7)	(1%	)
Effect of exchange rate changes on cash	9.4	(23.8)	12.6	33.2	139%		(36.4)	(289%	)

Increase (decrease) in cash and cash equivalents	106.8	(60.7)	397.2	167.5	276%		(457.9)	(115%	)
Cash and cash equivalents, beginning of period	490.6	551.3	154.1	(60.7)	(11%	)	397.2	258%
Short-term investments	35.0	34.5	9.9	0.5	1%		24.6	248%

Cash and cash equivalents, end of period	$632.4	$525.1	$561.2	$107.3	20%		$(36.1)	(6%	)

Cash and cash equivalent balances increased by $107.3 million to $632.4 million at December 31, 2009 compared with $525.1 million at December 31, 2008. The increase primarily relates to an increase in cash provided from operating activities. Also benefitting the Company's cash balance was a decrease in cash used in investing activities which were $104.7 million lower than in 2008. These changes were offset to some extent by lower cash provided from financing activities. Detailed discussions regarding these cash flow movements are noted below.

  Operating Activities

  2009 vs. 2008

During 2009, cash provided from operating activities was $342.0 million higher than in 2008. The increase in operating cash flows reflects the impact of higher gold equivalent ounces sold and higher metal prices. Additionally, operating cash flows were positively impacted by a smaller change in inventory balances, as 2008 reflected the build up of inventory at Kupol. Operating cash flows in 2009 were also positively impacted by higher accounts payable and accrued liabilities at Kupol and the Corporate offices at December 31, 2009, while the tax settlement under the Brazilian Federal Tax Amnesty reduced operating cash flow by $71.0 million.

  2008 vs. 2007

During 2008, cash provided from operating activities increased to $443.6 million compared with $341.2 million in 2007. The increase in operating cash flows in 2008 was primarily due to higher operating earnings, as a result of higher gold prices and more gold equivalent ounces sold. This was offset to some extent by a reduction in net working capital related to: 1) the increase of inventory at Kupol which commenced production during the second quarter of 2008; 2) an increase in supplies inventory at Kupol in advance of the winter; and 3) an increase in supplies inventory at Paracatu due to the expansion project.

  Investing Activities

Cash used in investing activities was $751.5 million compared with $856.2 million for 2008. Cash used in investing activities for 2009 reflects the acquisition of the remaining interest Lobo-Marte of $41.4 million and the investment in Harry Winston and the indirect interest in the Diavik Diamond Mine for a gross amount of $173.5 million. Additionally, cash used in investing activities reflects the payments to settle the Aurelian warrant litigation. In 2008, as part of the acquisition of Aurelian Resources Inc., net cash of $21.2 million was received. This was offset to some extent by lower

KINROSS 2009 Annual Report    34

capital expenditures. Capital expenditures were lower in 2009, largely due to lower capital expenditures at Kupol and Paracatu, as Kupol was ramping up and the Paracatu expansion was in development during 2008.

During 2008, net cash used in investing activities totalled $856.2 million compared to $336.0 million for 2007, an increase of $520.2 million. The change was primarily related to the increase in property plant and equipment, primarily the result of expenditures related to the Paracatu expansion and the investment in Lobo Marte. The increase was offset to some extent by proceeds received from the sale of long-term assets and investments and the net cash acquired on the acquisition of Aurelian.

During 2007, cash proceeds of $61.8 million were received from the disposal of long-term investments and other assets, compared to proceeds of $33.7 million in 2006. In 2007, cash proceeds of $232.9 million were received on the disposition of property, plant and equipment. At December 31, 2007, Kinross held long-term investments in resource companies with a carrying value of $127.7 million and at December 31, 2006, held long-term investments in resource companies with a book value of $25.8 million and a market value of $45.7 million.

The following table provides a breakdown of capital expenditures:

	Year ended December 31,			2009 vs 2008			2008 vs 2007
(in millions)	2009	2008	2007	Change	% Change(e)		Change	% Change(e)

Operating segments
Fort Knox	$133.1	$126.6	$30.0	$6.5	5%		$96.6	322%
Round Mountain	33.0	36.9	40.3	(3.9)	(11%	)	(3.4)	(8%	)
Kettle River–Buckhorn	30.3	42.5	43.0	(12.2)	(29%	)	(0.5)	(1%	)
Kupol	39.3	102.4	191.8	(63.1)	(62%	)	(89.4)	(47%	)
Paracatu	124.1	329.2	225.2	(205.1)	(62%	)	104.0	46%
Crixás	25.2	19.7	11.7	5.5	28%		8.0	68%
La Coipa (a)	18.8	17.1	5.2	1.7	10%		11.9	229%
Maricunga (b)	42.5	22.4	6.4	20.1	90%		16.0	250%
Porcupine Joint Venture	–	–	23.6	–	nm		(23.6)	(100%	)
Musselwhite	–	–	12.1	–	nm		(12.1)	(100%	)
Julietta (c)	–	2.4	3.0	(2.4)	nm		(0.6)	(20%	)
Non-operating segments
Fruta del Norte	3.1	–	–	3.1	nm		–	nm
Cerro Casale	22.2	10.9	2.4	11.3	104%		8.5	354%
Corporate and Other (d)	9.6	4.6	6.4	5.0	109%		(1.8)	(28%	)

Total	$481.2	$714.7	$601.1	$(233.5)	(33%	)	$113.6	19%

(a)
As a result of the Goldcorp asset swap transaction, the results of operations reflect the Company's 50% ownership up to December 21, 2007 and 100% thereafter.

(b)
Includes results of operations from the 50% of the Maricunga mine acquired from Bema on February 27, 2007.

(c)
Includes results of operations from the Julietta mine acquired from Bema on February 27, 2007 and was sold on August 16, 2008.

(d)
"Corporate and Other" includes operating costs which are not directly related to individual mining properties such as general and administrative expenditures, gains on disposal of assets and investments and other operating costs.

(e)
"nm" means not meaningful.

Capital expenditures in 2009 included costs related to the expansion at Paracatu and the pit expansion at Fort Knox.

Capital expenditures in 2008 included costs related to the expansion at Paracatu, and the development of Kupol and Kettle River–Buckhorn, which began operations during 2008.

  Financing Activities

Cash provided from financing activities for 2009 was $63.3 million, lower by $312.4 million compared with the same period in 2008. The variance was largely due to a net repayment of debt of $248.2 million in 2009 compared with a net increase of $449.6 million in 2008. Additionally the Company raised $421.5 million through the issuance of shares in

KINROSS 2009 Annual Report    35

2009 compared with $31.7 million in 2008. During 2009, the Company paid out $88.2 million in dividends to common shareholders and non-controlling shareholders.

During 2008, cash flow provided by financing activities of $375.7 million primarily consisted of a net increase in debt of $449.6 million, and cash from the exercise of options and warrants of $31.7 million, partially offset by dividends paid of $51.5 million and net cash paid in respect of the settlement of derivative instruments in the amount of $23.2 million. The net increase in debt primarily related to the Senior Convertible Notes issued in January 2008 in the amount of $449.9 million.

During 2007 cash provided from financing activities was $379.4 million. The sources of cash during 2007 included proceeds of $216.2 million received on the issuance of common shares from the exercise of warrants and options in 2007, of which approximately $90.0 million related to former Bema employees, proceeds from the issuance of debt of $287.7 million in 2007, primarily related to the Paracatu expansion and Kupol projects offset by debt repayments of $88.4 million, which included the repayment of the amount drawn on the LIBOR loan under the revolving credit facility of $60.0 million.

  Balance Sheet

	As at:
(in millions)	December 31, 2009	December 31, 2008	December 31, 2007

Cash and cash equivalents and short-term investments	$632.4	$525.1	$562.1
Current assets	$1,390.9	$1,124.9	$933.7
Total assets	$8,013.2	$7,387.5	$6,729.3
Current liabilities	$638.0	$551.5	$407.4
Total long-term financial liabilities	$1,058.2	$1,370.4	$564.1
Total debt, including current portion (a)	$692.2	$950.9	$1,370.4
Total liabilities (b)	$2,453.7	$2,610.6	$1,891.5
Shareholders' equity	$5,559.5	$4,776.9	$4,837.8
Statistics
Working capital	$752.9	$573.4	$526.3
Working capital ratio (c)	2.18:1	2.04:1	2.29:1

(a)
Includes long-term debt.

(b)
Includes preferred shares and non-controlling interest.

(c)
Current assets divided by current liabilities.

At December 31, 2009, Kinross had cash and short-term investments of $632.4 million, an increase of $107.3 million compared with 2008. Current assets increased by $266.0 million largely due to an increase in prepaid expenses and supplies inventory at Kupol, to prepare for production in 2010, an increase in supplies inventory at Paracatu to handle higher operating levels, and higher inventory balances at Fort Knox due to the start-up of the heap leach expansion. In addition to the increase in current assets, total assets increased by $625.7 million as a result of the acquisition of the remaining interest in Lobo-Marte and the investment in Harry Winston and the Working Interest in the Diavik Diamond Mine. Total debt was reduced to $692.2 million.

On February 17, 2010, the Board of Directors declared a dividend of $0.05 per common share to shareholders of record on March 24, 2010. On August 12, 2009, the Board of Directors declared a cash dividend of $0.05 per common share.

A cash dividend of $0.04 per common share was declared on February 18, 2009. A cash dividend of $0.04 per common share was declared on February 21, 2008.

As of February 16, 2010, there were 696.2 million common shares of the Company issued and outstanding. In addition, at the same date, the Company had 7.2 million share purchase options outstanding under its share option plan and 31.0 million common share purchase warrants outstanding (convertible to 24.7 million Kinross shares).

KINROSS 2009 Annual Report    36

  Credit Facilities and Financing

  Convertible debentures

In January 2008, Kinross received net proceeds of $449.9 million from the offering of $460.0 million Convertible Senior Notes due March 15, 2028 (the "Convertible Notes"), after payment of commissions and expenses of the offering. The notes pay interest semi-annually at a rate of 1.75% per annum. The notes will be convertible on or after December 27, 2027, at the holder's option, equivalent to a conversion price of $28.48 per share of common stock subject to adjustment. The Convertible Senior Notes may be converted, at the same conversion rate and at the option of the holder, prior to December 15, 2027 if certain events occur, including Kinross common shares trading at a level greater than 130% of the effective conversion price of the Convertible Senior Notes for any 20 trading days during the 30 consecutive trading day period ending on the last trading day of each calendar quarter ending on or after June 30, 2008. The Convertible Senior Notes are redeemable by the Company, in whole or part, for cash at any time on or after March 20, 2013, at a redemption price equal to par plus accrued and unpaid interest, if any, to the redemption date. Holders may require Kinross to repurchase the Convertible Senior Notes at a purchase price equal to par plus accrued and unpaid interest, if any, to the repurchase date, on March 15, 2013, March 15, 2018 and March 15, 2023, or upon certain fundamental changes. Subject to certain conditions, Kinross may deliver, in lieu of cash, Kinross common shares, or a combination of cash and Kinross common shares, in satisfaction of the purchase price.

  Credit facilities

In November 2009, the Company entered into an amended revolving credit facility which provides credit of $450.0 million on an unsecured basis and expires in November 2012. The term loan for the Paracatu property, which was part of the credit facility agreement the Company entered into in 2006, forms part of the amended revolving credit facility, and that credit will be available to the Company as the term loan is repaid.

The new credit agreement contains various covenants including limits on indebtedness, asset sales and liens. Significant financial covenants include a minimum tangible net worth of $3,345.3 million starting September 30, 2009 and increasing by 50% of positive net income each quarter, an interest coverage ratio of at least 4.25:1, and net debt to EBITDA, as defined in the agreement, of no more than 3.5:1. The Company is in compliance with these covenants at December 31, 2009.

Loan interest is variable, set at LIBOR plus an interest rate margin which is dependent on the ratio of the Company's net debt to EBITDA as defined in the agreement.

The Company's current ratio of net debt to EBITDA, as defined in the agreement, is less than 1.50:1. At this ratio, interest charges are as follows:

Type of Credit	Credit Facility

Dollar based LIBOR loan	LIBOR plus 2.50%
Letters of credit	2.50%
Standby fee applicable to unused availability	0.75%

Also in November 2009, the Company entered into a separate Letter of Credit guarantee facility with EDC for $125 million. Letters of credit guaranteed by this new facility are solely for reclamation liabilities at Fort Knox, Round Mountain, and Kettle River–Buckhorn. Fees related to letters of credit under this facility are 1.00% to 1.25%.

Prior to the amendment of the revolving credit facility, the Company had in place a revolving credit facility of $300.0 million and a $104.6 million term loan, under an agreement signed in 2006. The 2006 revolving credit facility supported the Company's liquidity and letters of credit requirements and, as amended in 2007, was to expire in August 2010. The purpose of the term loan was, and continues to be, to support the expansion program at the Paracatu mine in Brazil. The term loan expires in February 2012.

Loan interest under the 2006 revolving credit facility agreement was variable, set at LIBOR plus an interest rate margin dependent on the ratio of the Company's net debt to operating cash flow, as defined under the agreement.

KINROSS 2009 Annual Report    37

The 2006 credit agreement contained various covenants that included limits on indebtedness, distributions, asset sales and liens. Significant financial covenants included a minimum tangible net worth of $700.0 million, an interest coverage ratio of at least 4.5:1, net debt to operating cash flow of no more than 3.0:1 and minimum Proven and Probable Reserves of 6 million gold equivalent ounces after repayment of the term loan. The financial covenants were based on the amounts recorded by the Company, less amounts recorded in EastWest Gold Corporation ("EastWest Gold"), a subsidiary of Kinross.

In addition to these facilities, Chukotka Mining and Geological Company has a project finance loan acquired as part of the Bema acquisition. As at December 31, 2009, $158.4 million was drawn against this facility compared with $379.8 million at December 31, 2008.

The following table outlines the credit facility utilization:

	As at December 31,
(in millions)	2009	2008

Revolving credit facility (a)	$(124.4)	$(146.0)
Utilization of EDC facility	(96.4)	–
Draw against Paracatu term loan (a)	–	(131.8)
Draw against Kupol project loan	(158.4)	(379.8)

Borrowings	$(379.2)	$(657.6)

Available under revolving credit facility (a)	$325.6	$154.0
Available under EDC credit facility	28.6	–
Available under Paracatu term loan (a)	–	–
Avaialble under Kupol project loan	–	–

Available credit	$354.2	$154.0

(a)
The Paracatu term loan now forms part of the credit facility. At December 31, 2009 this amounted to $95.5 million.

At December 31, 2009, the Company had a Kupol project financing consisting of a project loan ("Project Loan"). In addition, Bayerische Hypo-und Vereinsbank AG ("HVB") had provided the Company with a cost overrun facility, which expired on June 1, 2009.

The Project Loan consists of Tranche A which has a six-and-one half year term from drawdown, and Tranche B which has a seven-and-one half year term. The annual interest rate is: (a) LIBOR plus 2% prior to economic completion of the Kupol mine; (b) LIBOR plus 2.5% for two years after economic completion; and (c) LIBOR plus 3% for each remaining term (each rate is net of political risk insurance premiums). The Project Loan is collateralized against the Kupol Mine and guaranteed by a subsidiary until economic completion is achieved, as defined by the loan agreements. The loan agreements include customary covenants for debt financings of this type, including that EastWest Gold Corporation continues to be a guarantor of the Kupol credit facility until the project reaches economic completion. EastWest Gold must maintain a minimum liquidity balance to meet future capital expenditure requirements at Kupol. This declines as capital expenditures are made. Kinross has agreed to assume the hedge contracts for the Kupol project in the event that the Kupol loan is accelerated, and the net mark-to-market position of all the hedge contracts is negative.

Under the terms of the Kupol Project Loan there are two significant milestones that the project must meet in order for the loan to become a non-recourse loan; Mechanical Completion, and Economic Completion. Mechanical Completion was achieved on September 30, 2008, and Economic completion was achieved on September 23, 2009.

Having achieved economic completion, the Company was released from a guarantee that EastWest Gold (formerly known as Bema Gold) had given the project lenders and we received back a $25 million letter of credit. The Company received consent from the lenders to allow it to complete a special cash distribution when the Company achieved economic completion. As part of the distribution, the Company was required to prepay a portion of the principal outstanding on the loan (approximately $89 million) and as a result, the Company declared and paid a dividend (total dividend payment $102.6 million, Kinross' share $76.8 million).

KINROSS 2009 Annual Report    38

Under the terms of the HVB Facility, the Company could have issued convertible unsecured notes to HVB, with a seven-year term from the date of drawdown. The holder of the notes would have had the right to convert the notes into common shares of Kinross at a conversion price equal to $14.57 per share prior to maturity or repayment of the notes. The annual interest was expected to be at the rate of LIBOR plus 2.5% for four years from date of issuance and thereafter at the rate of LIBOR plus 3%.

In 2008, the Company had a subordinated loan, up to a maximum of $25.0 million, with the International Finance Corporation ("IFC"), of which $19.8 million loan had been drawn under the loan at December 31, 2008. Prior to the acquisition of Bema by Kinross, Bema had issued share purchase warrants to IFC. There were 8.5 million Kinross share purchase warrants outstanding relating to the issuance which are convertible into 3.8 million Kinross shares, as a result of the acquisition of Bema. Each warrant entitles IFC to receive one Kinross share plus CAD$0.01, at a price of $6.61, until March 1, 2014. During the 2009, 8.5 million Kinross share purchase warrants were converted into 3.8 million Kinross shares at a price of $6.61 plus CAD$0.01 per warrant. As a result, the balance outstanding on the IFC loan of $25 million was assigned to EastWest Gold Corporation, a subsidiary of Kinross and as a result was eliminated from Kinross' consolidated financial results.

Total debt of $692.2 million at December 31, 2009 primarily consists of $402.6 million for the debt component of the convertible debentures, $92.0 million for the Corporate term loan, $158.4 million for the Kupol project loan, and $38.6 million in capital leases and other debt. The current portion of this debt is $177.0 million at December 31, 2009.

  Equity financing

On February 5, 2009, the Company completed a public offering of common shares at a price of $17.25 per common share. The offering resulted in a total of 24,035,000 common shares being issued for net proceeds of $396.4 million. The Company is using the net proceeds from the offering to enhance its capital position following the funding of recent acquisitions and for general corporate purposes.

  Liquidity Outlook

In 2010, the Company expects to repay $128.1 million related to the Kupol project loan, $36.4 million for the Corporate term loan and $12.5 million in capital lease and other debt payments.

The Company's capital resources include existing cash balances and short-term investments of $632.4 million, total available credit of $354.2 million including availability under the letter of credit facility and operating cash flows. We believe these capital resources are sufficient to fund operations, our forecasted exploration and capital expenditures (noted in Section 3 of this MD&A), debt repayments noted above and reclamation and remediation obligations of approximately $17.1 million in 2009. Prior to investment in capital projects, consideration is given to the cost and availability of various sources of capital resources.

The Company continually evaluates its capital resources based on its long-term strategic business plan. Alternative sources of capital that could be used to support the long-term growth strategy include issuing new equity, drawing on existing credit facilities, issuing new debt, entering into long-term leases and by selling or acquiring assets.

KINROSS 2009 Annual Report    39

  Contractual Obligations and Commitments

Certain contractual obligations of the company are noted in the table below:

(in millions)	Total	2010	2011	2012	2013	2014	2015 and beyond

Long-term debt obligations	$721.0	$167.2	$69.7	$24.1	$460.0	$–	$–
Lease obligations	83.4	15.4	15.8	15.6	8.5	5.0	23.1
Purchase obligations	135.7	135.7	–	–	–	–	–
Reclamation and remediation obligations	670.0	17.1	13.5	43.9	60.4	43.3	491.8
Interest	52.6	19.8	15.7	12.9	4.2	–	–

Total	$1,662.7	$355.2	$114.7	$96.5	$533.1	$48.3	$514.9

The Company manages its exposure to fluctuations in input commodity prices, currency exchange rates and interest rates, by entering into derivative financial instruments from time to time, in accordance with the Company's risk management policy. The Company also assumed gold and silver derivative financial instruments as required under the terms of the Kupol project financing and other contracts that were acquired with the acquisition of Bema.

As at December 31, 2009, the Company had gold and silver forward contracts to deliver 612,735 ounces of gold and 7,200,000 ounces of silver which were acquired with the acquisition of Bema. These contract dates range from 2010 through 2012, at average prices ranging from $642 per ounce to $674 per ounce for gold and an average price of $10.71 for silver.

During the fourth quarter of 2009, the company entered into gold forward contracts to purchase 109,500 ounces of gold at an average rate of $1,180.30 which mature in 2010. The purpose of these derivatives is to offset a portion of the above noted derivatives which were acquired as a result of the Bema acquisition in 2007. Commensurate with the engagement of these derivatives, the Company de-designated the hedging relationship and ceased hedge accounting for the contracts maturing in 2010.

During 2009, the company has purchased silver put contracts for 3,495,000 ounces of silver at an average cost of $13.00 per ounce on anticipated silver production at La Coipa. The Company has also entered into sold silver collar contracts for 3,495,000 ounces of silver at an average cost of $17.20 per ounce. These contracts mature in 2010 and 2011.

Subsequent to year end, hedge contracts covering an additional 91,250 ounces were de-designated at an average price of $1,125.61 per ounce. These contracts mature in 2010. The Company has also purchased 107,220 ounces of gold at an average forward price of $1,085.39 for delivery in 2011.

As at December 31, 2009 Kinross had contracts to sell $120.0 million US dollars for Brazilian reais at an average rate of 2.15. These contracts mature during 2010. As at December 31, 2009 Kinross had contracts to sell $48.0 million US dollars for Russian roubles at an average rate of 34.93, all of which mature in 2010. As at December 31, 2009 Kinross had contracts to sell $24.0 million US dollars for Chilean pesos at an average rate of 699.16, all of which mature in 2010. Kinross had contracts to sell $24.0 million US dollars for Canadian dollars at an average rate of 1.05, all of which mature in 2010.

Subsequent to December 31, 2009, the Company entered into additional fixed foreign exchange forward contracts for:

  •
  $27.5 million USD at a rate of 1.9166 Brazilian reais which mature in 2010;

  •
  $55.8 million USD at a rate of 515.3 Chilean pesos maturing in 2010, and $30 million USD at a rate of 540.2 million Chilean pesos maturing in 2011;

  •
  $11.0 million USD at a rate of 30.36 Russian roubles maturing in 2010; and

  •
  $20.0 million USD at a rate of 1.075 Canadian dollars maturing 2010.

KINROSS 2009 Annual Report    40

Forward contracts were in place at December 31, 2009 to purchase 132,000 barrels of diesel fuel at a price of $72.50 per barrel, all of which mature in 2010.

Acquired with the acquisition of Bema is an interest rate swap whereby the Company will pay a fixed rate of 4.4975% and receive a floating interest rate on a principal amount that varies from $4.2 million to $140.0 million, and an interest rate cap and floor whereby the Company will pay a maximum rate of 6.37% and a minimum of 4.75% on a principal amount that varies from $3.7 million to $70.0 million.

During 2008, the Company entered into an interest rate swap in order to fix the interest rates on 50% of the term loan for Paracatu. Under the contract, Rio Paracatu Mineração ("RPM"), a wholly-owned subsidiary of the Company, will pay a rate of 3.83% and receive LIBOR plus 1%.

  Fair value of derivative instruments

	As at
(in millions)	December 31, 2009	December 31, 2008

Asset (liability)
Interest rate swap	$(8.3)	$(12.0)
Foreign currency forward contracts	38.1	(64.3)
Gold contract related to Julietta sale	4.3	1.3
Gold and silver forward contracts	(332.8)	(176.8)
Energy forward contract	1.3	(10.8)
Total return swap	(0.2)	1.0

	$(297.6)	$(261.6)

  Contingent Liability

The Company is obligated to pay $40 million to Barrick when a production decision is made relating to the Cerro Casale property. This contingent liability has been reduced, subsequent to year end, to $20 million (see Note 20 to the consolidated financial statements).

  Other legal matters

The Company is from time to time involved in legal proceedings, arising in the ordinary course of its business. Typically, the amount of ultimate liability with respect to these actions will not, in the opinion of management, materially affect Kinross' financial position, results of operations or cash flows.

  Aurelian Warrant Litigation

This litigation was settled in September 2009, and the underlying actions were dismissed with prejudice in November 2009.

  Kinam preferred shares

On April 26, 2002, the Company was named as a defendant in a Class Action Complaint filed in connection with a 2002 tender offer by Kinross Gold U.S.A., Inc. ("KGUSA") to purchase the Kinam Gold, Inc. ("Kinam") $3.75 Series B Preferred Stock (the "Kinam Preferred Shares") not then owned by KGUSA. In 2008, the parties entered into a memorandum of understanding to settle all claims in the litigation for an aggregate cash payment by the Company to the plaintiff class of $29,250,000, inclusive of any fees and costs, without admission of any fault or liability. The settlement was approved by the United States District Court of Nevada on January 29, 2009. All Kinam Preferred Shares held by persons other than Kinross are now cancelled pursuant to the settlement. No further dividends will be payable on the Kinam Preferred Shares. As the Company previously held the preferred shares balance at $10.1 million, this resulted in a charge of $19.1 million during 2008.

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  7. Summary of Quarterly Information

	2009				2008
(in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Metal sales	$699.0	$582.3	$598.1	$532.7	$484.4	$503.7	$298.7	$330.2
Net earnings	$235.6	$(21.5)	$19.3	$76.5	$(968.8)	$64.7	$26.0	$70.9
Basic earnings (loss) per share	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.12
Diluted earnings (loss) per share	$0.34	$(0.03)	$0.03	$0.11	$(1.47)	$0.10	$0.04	$0.11
Cash flow provided from (used in) operating activities	$306.5	$141.9	$171.8	$165.4	$201.0	$206.0	$(39.7)	$76.3

The Company's results over the past several quarters have been largely driven by increases in the gold equivalent ounces produced. Additionally, fluctuations in the gold and silver price and foreign exchange rates have impacted results.

During the fourth quarter of 2009, revenue increased to $699.0 million on gold equivalent ounces sold of 636,601 compared with revenue of $484.4 million on sales of 610,935 gold equivalent ounces during the fourth quarter of 2008. The average spot price of gold was $1,100 per ounce compared with $795 per ounce in the fourth quarter of the prior year. Cost of sales increased by 25%, to $271.0 million versus $216.7 million, largely due to production at higher sales volumes.

At Paracatu, approximately 108,000 gold equivalent ounces were produced during the fourth quarter. Performance at the expansion plant was considerably improved compared with earlier in the year. Upgrades to the plant have eliminated minor unplanned stoppages, contributing to plant stability and recovery. In addition, circuit modifications have been made to optimize grinding capacity. Production at Paracatu remained on plan for the month of January 2010. The Company is proceeding with plans to install a third ball mill to increase the grinding capacity needed to process harder ore from the orebody.

At Fort Knox, first gold was produced from the new heap leach and approximately 87,000 gold equivalent ounces were produced during the fourth quarter. The fourth quarter mine plan was successfully achieved, as geotechnical issues encountered in the previous quarter were resolved.

At Kupol, by year-end, underground conditions had improved significantly as a result of mine plan modifications, which included limiting the length of selected stopes, modified blasting techniques, and limiting air circulation to inactive headings.

In the fourth quarter of 2009, Kinross amended its revolving credit facility which increased available credit to $450 million, and entered into an agreement with Export Development Canada to guarantee a Letter of Credit Facility for up to $125 million.

During the fourth quarter of 2008, the Company recorded an impairment charge of $994.1 million related to goodwill primarily on certain assets acquired as part of the Bema transaction.

In the fourth quarter of 2009, operating cash flows increased to $306.5 million compared with $201.0 million largely due to higher gold equivalent ounces sold and higher accounts payable balances.

  8. Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Pursuant to regulations adopted by the US Securities and Exchange Commission, under the Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, Kinross' management evaluates the effectiveness of the design and operation of the Company's disclosure controls and procedures, and internal controls over financial reporting. This evaluation is done under the supervision of, and with the participation of, the President and Chief Executive Officer and the Chief Financial Officer.

As of the end of the period covered by this MD&A and accompanying audited financial statements, Kinross' management evaluated the effectiveness of its disclosure controls. Based on that evaluation, the President and Chief

KINROSS 2009 Annual Report    42

Executive Officer and the Chief Financial Officer have concluded that Kinross' disclosure controls and procedures and internal controls over financial reporting, provide reasonable assurance that they were effective. There have not been any significant changes in internal controls for 2009 other than as noted below.

During 2009, Kupol converted to the ERP system utilized at the Company's other sites to enhance consistency of systems across the Company. Management employed appropriate procedures to ensure internal controls were in place during and after the conversion. During the second quarter of 2009, the Company commenced the parallel testing phase of a new consolidation accounting system. Parallel testing continued during the remainder of the year and the system was implemented by the end of 2009.

  9. International Financial Reporting Standards

The Canadian Accounting Standards Board has confirmed January 1, 2011 as the date that International Financial Reporting Standards ("IFRS") will replace Canadian GAAP for publicly accountable enterprises. As a result, Kinross will report under IFRS for interim and annual periods beginning January 1, 2011, with comparative information for 2010 restated under IFRS. Adoption of IFRS as Canadian GAAP will require the Company to make certain accounting policy choices and could materially impact our reported financial position and results of operations. Our goal is to make policy changes that are compliant with IFRS but also provide the most meaningful information to our shareholders.

The Company has developed a changeover plan which includes the following three phases and sets out activities to be performed in each phase over the life of the project.

  •
  Assessment phase: In this phase, the Company formed a Steering Committee, established a project management team and a working group, developed an initial project plan, and identified high level differences between Canadian GAAP and IFRS that may impact the Company. This phase was completed in Q1 2009.

  •
  Design phase: This phase involves the development of a detailed project plan, the completion of site visits, the completion of analyses of the differences between Kinross accounting policies and IFRS to provide a basis for accounting policy recommendations, the establishment of an IFRS Accounting Policy Committee, completion of an IT systems impact analysis and the development of a strategy for dual Canadian GAAP and IFRS reporting during 2010 and changeover to IFRS in 2011, the assessment of the impact of accounting and other business process changes on internal controls, the review of compensation arrangements, debt agreements and other contractual arrangements, and the delivery of detailed IFRS training to key finance and other personnel.

  •
  Implementation phase: This phase involves the implementation of the necessary changes to our information systems and business processes as identified through the assessment and design phases of the changeover plan. Significant implementation phase milestones will include the development of IFRS-compliant financial models, budgeting and reporting processes, the implementation of our 2010 dual reporting systems strategy, the amendment and testing of internal controls over financial reporting and disclosure controls and procedures impacted by accounting policy changes, the implementation of our internal and external communication plans, and the preparation of a January 1, 2010 opening balance sheet and 2010 comparative data under IFRS, with reconciliations from Canadian GAAP. The implementation phase will culminate in the preparation of our financial reporting under IFRS beginning in 2011.

During the fourth quarter of 2009, the Company, with the assistance of its third party advisor, significantly progressed the design phase of its changeover plan. During this period, specific project milestones achieved include: the selection of a systems strategy and designing of an implementation plan to facilitate dual Canadian GAAP and IFRS reporting during 2010, significant progression in the identification of required changes to internal controls over financial reporting, significant progression in the preparation of draft mock-up financial statements and notes under IFRS, and the roll out of our IFRS resource plan including recruiting for additional resources. We expect to complete the final stages of the design phase of our changeover plan early in 2010. Updates regarding the progress of the IFRS changeover project are provided to the Company's Audit Committee on a quarterly basis.

The Company has identified the areas noted below as those expected to have the most significant impact on our financial statements. These areas do not represent a complete list of expected changes. As we progress further into the

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implementation phase, and as changes to Canadian GAAP and IFRS standards may occur prior to our changeover date, the differences and impacts described below may be subject to change. We will continue to disclose additional impacts on our financial reporting, including expected quantitative impacts, systems and processes and other areas of our business in future MD&As as they are determined.

  First time adoption

The Company's adoption of IFRS will require the application of IFRS 1 First-time Adoption of International Financial Reporting Standards ("IFRS 1") which provides guidance for an entity's initial adoption of IFRS. IFRS 1 generally requires that an entity apply all IFRS effective at the end of its first IFRS reporting period retrospectively, with specific mandatory exemptions and a limited number of optional exemptions. The following paragraphs outline the significant optional IFRS 1 exemptions the Company expects to apply in its first IFRS financial statements.

  Business combinations

IFRS 1 permits companies to apply IFRS 3 Business Combinations ("IFRS 3") prospectively to business combinations occurring on or after the transition date, being January 1, 2010 for the Company. As a result of applying this election, the Company will be required to restate any business combinations effected during the 2010 year which were originally reported under Canadian GAAP, for comparative reporting in 2011. The alternative, retrospective application of IFRS 3, would require the restatement of all business combinations occurring prior to the date of transition to IFRS in addition to those occurring on or after January 1, 2010. We expect to elect the business combinations exemption and adopt IFRS 3 prospectively beginning on January 1, 2010.

The election of this exemption, however, does not preclude the Company from assessing its assets that were acquired and liabilities assumed through business combinations occurring prior to the Company's transition date to comply with IFRS requirements in establishing the Company's opening balance sheet at January 1, 2010.

  Borrowing costs

IFRS 1 permits entities to apply IAS 23 Borrowing Costs ("IAS 23") prospectively from the transition date. The alternative to this election would be to retrospectively restate borrowing costs previously capitalized to comply with IFRS requirements in addition to capitalizing borrowing costs in accordance with IFRS prospectively from the Company's transition date of January 1, 2010. We expect to elect the borrowing costs exemption, and apply IAS 23 prospectively from January 1, 2010. In effecting this election, we will reverse the carrying value of previously capitalized borrowing costs as determined under the Company's previous Canadian GAAP accounting policy for such costs on January 1, 2010 with an adjustment to the Company's opening retained earnings.

  Other elective exemptions

The Company also expects to elect the exemption allowing the elimination of cumulative translation differences on transition. Other available exemptions continue to be evaluated, including the exemption related to decommissioning liabilities (asset retirement obligations).

  Ongoing accounting policies

  Business combinations

There are several differences between currently effective Canadian GAAP, CICA 1581 Business Combinations, and IFRS 3. The differences that are expected to impact the Company significantly are:

  •
  Valuation of equity securities issued by an acquirer in a business combination – the Company currently values such securities by reference to their market price around the date the terms of the acquisition are agreed to and announced. Under IFRS, the valuation of equity securities issued by an acquirer in a business combination must be valued by reference to their market price on the closing date.

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  •
  Transaction costs – the Company currently capitalizes direct, incremental acquisition related costs in the cost of the acquisition. Under IFRS, acquisition related costs paid to third parties are excluded from the capitalized cost of acquisition, and expensed by the acquirer.

  •
  Restructuring costs – the Company currently recognizes provisions for restructuring associated with the acquiree's operations as assumed liabilities at the date of acquisition in a business combination if certain conditions are met. Under IFRS, only those restructuring costs meeting the criteria for recognition by the acquiree can be recorded as a liability assumed at the date of acquisition in a business combination.

  Goodwill

Under Canadian GAAP, the Company currently recognizes exploration potential acquired in a business combination (referred to as "Expected Additional Value" or "EAV") within goodwill. IFRS requires that exploration potential be classified separately from goodwill. As a result of the use of the optional exemption related to business combinations, we expect exploration potential currently recognized within goodwill to remain as goodwill on the date of transition, subject to any impairment charges as determined in accordance with IFRS, and we intend to recognize exploration potential acquired in business combinations effected on or after January 1, 2010 within property, plant and equipment.

As the Company's goodwill balance will not include exploration potential acquired in business combinations on or after January 1, 2010 under IFRS, the goodwill impairment model is expected to change on transition.

  Impairment of property, plant and equipment

Under Canadian GAAP, whenever the estimated future cash flows on an undiscounted basis of a property is less than the carrying amount of the property, an impairment loss is measured and recorded based on fair values. Under IFRS, IAS 36 Impairment of Assets ("IAS 36") requires an impairment charge to be recognized if the recoverable amount, determined as the higher of the estimated fair value less costs to sell or value in use, is less than carrying amount. The impairment charge under IFRS is equal to the amount by which the carrying amount exceeds the recoverable amount. The difference in testing and determining an impairment may result in more frequent impairment charges, where carrying values of assets may have been supported under Canadian GAAP on an undiscounted cash flow basis, but cannot be supported on a discounted cash flow basis.

IAS 36 also requires the reversal of any previous impairment losses where circumstances requiring the impairment charge have changed and reversed. Canadian GAAP does not permit the reversal of impairment losses in any circumstance.

  Warrants

Under Canadian GAAP, the Company accounts for its Canadian dollar denominated warrants, primarily related to the Bema and Aurelian acquisitions, as equity instruments. IFRS requires that warrants denominated in a currency other than the functional currency of the issuer be classified as liabilities unless they are issued pro rata to all existing shareholders, in which case they would be classified as equity. As such, upon adoption of IFRS, our outstanding Canadian dollar denominated warrants will be reclassified as liabilities and will be recognized at fair value, with changes in value being recorded in the statement of operations.

  Other accounting policies

The Company continues to evaluate the impact of IFRS adoption on other areas, such as the accounting for income taxes and decommissioning liabilities (asset retirement obligations), which may result in significant differences from current Canadian GAAP accounting policies.

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  IFRS recent pronouncements

  Joint Arrangements

The International Accounting Standards Board ("IASB") has issued Exposure Draft 9 Joint Arrangements ("ED 9") which proposes to require that all jointly controlled entities be accounted for using the equity method of accounting. ED 9 would replace the current IFRS standard which allows for a policy choice to account for jointly controlled entities using either proportionate consolidation, which is consistent with Canadian GAAP, or the equity method of accounting. ED 9 is expected to result in the issue of a final IFRS standard in 2010, which the Company will be required to adopt during a period subsequent to its transition to IFRS. The Company is currently evaluating the impact that ED 9 is expected to have on its consolidated financial statements.

  10. Critical Accounting Policies and Estimates

Kinross' accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the Company's consolidated financial statements, in conformity with GAAP, requires management to make estimates and assumptions that affect amounts reported in the consolidated financial statements and accompanying notes. The following is a list of the accounting policies that the Company believes are critical, due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported:

  •
  Purchase price allocation;

  •
  Goodwill and Goodwill Impairment;

  •
  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets;

  •
  Long-term investments;

  •
  Depreciation, depletion and amortization;

  •
  Inventories;

  •
  Reclamation and remediation obligations; and

  •
  Income and mining taxes

Management has discussed the development and selection of the above critical accounting policies with the Audit Committee of the Board of Directors, and the Audit Committee has reviewed the disclosure relating to such policies in the MD&A.

  Purchase Price Allocation

Business acquisitions are accounted for by the purchase method of accounting whereby the purchase price is allocated to the assets acquired and the liabilities assumed based on fair value at the time of the acquisition. The excess purchase price over the fair value of identifiable assets and liabilities acquired is goodwill. The determination of fair value often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of property, plant and equipment acquired generally require a high degree of judgment, and include estimates of mineral reserves acquired, future gold prices and discount rates. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets, liabilities and goodwill in the purchase price allocation.

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  Goodwill and Goodwill Impairment

The amount by which the purchase price of a business acquisition exceeds the fair value of identifiable assets and liabilities acquired, is goodwill. Goodwill is allocated to the reporting units acquired based on management's estimates of the fair value of each reporting unit as compared with the fair value of the assets and liabilities of the reporting unit. Under the Company's goodwill policy, goodwill is attributed to the following factors:

  •
  Expected additional value ("EAV") from identified exploration targets at the reporting unit is calculated based on management's estimates of the ounces at such targets, based on the specific geological attributes of the mineral property and based on prices in market transactions involving properties with similar exploration targets;

  •
  The optionality (real option value associated with the portfolio of acquired mines as well as each individual mine) to develop additional, higher-cost reserves and to intensify efforts to develop the more promising acquired properties and reduce efforts at developing the less promising acquired properties in the future. This optionality may result from changes in the overall economics of an individual mine or a portfolio of mines, largely driven by changes in the gold price; and

  •
  The going concern value of the Company's capacity to replace and augment reserves through completely new discoveries whose value is not reflected in any of the other valuations.

At the date of acquisition, the fair value of a reporting unit is comprised of the following:

  •
  Discounted nominal cash flows of reserves and resources, which includes estimates for capital expenditures.

  •
  Fair value of exploration properties based on market comparable data.

  •
  Goodwill.

The value associated with EAV is assigned to reporting units at the date of acquisition. Residual goodwill represented by optionality and going-concern value as described above, is also assigned to reporting units at the date of acquisition. However, the Company assigns residual goodwill to reporting units using a relative fair value methodology.

Discounted nominal cash flows are estimated based on the Company's life-of-mine plans and include the following estimates and assumptions:

  •
  estimated future recoverable mine production based on Proven and Probable Reserves, Measured, Indicated and Inferred Resources, metal grades and recovery rates;

  •
  metal prices, foreign exchange, inflation, tax rates and operating and abandonment costs, and

  •
  Capital expenditures, which are all based on life-of-mine plans representing the budgets and long-term business plans for each reporting unit.

The fair value arrived at as described above is the Company's estimate of fair value for accounting purposes and is not a "preliminary assessment" as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The use of estimates and assumptions is subjective and therefore it is possible that actual future cash flows may differ significantly from projected future results prepared using numerous estimates and assumptions. Each of the estimates and assumptions noted above are subject to significant risks and uncertainties.

The Company evaluates the carrying amount of goodwill allocated to reporting units on an annual basis and at any other time if events or changes in circumstances indicate that the fair value of a reporting unit may have been impaired. The Company compares the estimated fair value of reporting units to which goodwill was allocated to the carrying amounts. If the carrying value of a reporting unit were to exceed its estimated fair value, the Company would compare the implied fair value of the reporting unit's goodwill to its carrying amount. Any excess of the carrying value over the fair value is charged to earnings.

At impairment testing dates, the fair value of the reporting unit is estimated based on a computation of the reporting unit's discounted cash flows which requires assumptions similar to those used at the acquisition dates, together with the fair value of exploration properties based on market comparable data and the expected additional value based on the expected ability to find additional ore.

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However, in applying the Company's accounting policy at impairment testing dates, no value is computed or attributed for the optionality and the going concern value, which are contributors to goodwill at the time that the reporting units were acquired. Under the Company's accounting policy these amounts are considered to exist at the corporate level and cannot be attributed to individual reporting units or individual mines. By not attributing any value to the optionality and going-concern value at the individual mines, an impairment of acquired goodwill, with all other assumptions including gold price and reserves remaining constant, is likely to occur at the time of the first impairment test after acquisition. Positive changes in valuation inputs such as the gold price and reserves in the period prior to the impairment test could moderate or eliminate any impairment.

The timing and extent of future goodwill impairment charges, beyond the first impairment test after an acquisition, is dependant on a number of factors and assumptions that impact the fair value of the reporting unit as previously discussed, such as gold prices. Furthermore, since mines have a finite life and the Company tests them for impairment at the reporting unit level, the extent to which reserves and resources are depleted and not replaced and the extent to which expected additional value is not converted to reserves or resources, a goodwill impairment charge may be recorded. If there are no goodwill impairment charges during the mine life, it is expected that the carrying value of goodwill would be written off at the end of the mine life.

The application of the Company's goodwill policy resulted in a substantial goodwill impairment in 2003 relating to an acquisition made by the Company for which goodwill was recorded. In 2008, the application of this policy resulted in an impairment charge of $994.1 million, related to reporting units acquired through the acquisition of Bema Gold Corporation.

At December 31, 2009, key estimates include estimates and assumptions for Reserves and Resources, the gold and silver price and discount rates. The Company used the Reserves and Resources for each reporting unit as disclosed in the "Mineral Reserve and Resource Statement" at December 31, 2009, a long-term gold price of $891 per ounce of gold, a long-term silver price of $14.25 per ounce, an 8.5% discount rate applied to Proven and Probable Reserves and Measured and Indicated Resources and an 11.5% discount rate applied to Inferred Resources.

While the Company believes that the approach used to calculate estimated fair value for each reporting unit is appropriate, the Company also recognizes that the timing and future value of additions to proven and probable mineral reserves, as well as the gold price and other assumptions discussed previously, may change significantly from current expectations. For 2009, a reduction in the forecasted gold price used to test impairment of 10% would not have resulted in any impairment charge.

  Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets

Kinross reviews and evaluates the carrying value of its operating mines and development properties for impairment whenever events or circumstances indicate that the carrying amounts of these assets might not be recoverable. When the carrying amount exceeds the undiscounted cash flow, an impairment loss is measured and recorded. Future cash flows are based on estimated recoverable production as determined from Proven and Probable Reserves and Measured, Indicated and Inferred Resources. Assumptions underlying the cash flow estimates include, but are not limited to, forecasted prices for gold and silver, production levels, and operating, capital and reclamation costs. The fair values of exploration-stage properties are estimated based primarily on recent transactions involving similar properties adjusted for any infrastructure that may already be in place. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Therefore, it is possible that changes in estimates with respect to the Company's mine plans could occur which may affect the expected recoverability of Kinross' investments in the carrying value of the assets. The components of the asset impairment charges are discussed in "Impairment of Goodwill and Property, Plant and Equipment" under the "Consolidated Financial Results" section.

Included in the carrying value of property, plant and equipment and mineral properties is Value beyond Proven and Probable Reserves ("VBPP") resulting from Kinross' acquisitions. The concept of VBPP is described in FASB Emerging Issues Task Force ("EITF") Issue No. 04-3, "Mining Assets: Impairment and Business Combinations," and the Emerging

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Issues Committee abstract "EIC – 152 – Mining assets – Impairment and Business Combinations" and has been interpreted differently by different mining companies. The Company's adjustments to property, plant and equipment include VBPP attributable to mineralized material, which includes Measured and Indicated amounts that the Company believes could be brought into production, and Inferred Resources.

  Long-term Investments

Long-term investments in equity securities are designated as available-for-sale. Unrealized holding gains and losses related to available-for-sale investments are excluded from net earnings and are included in Other comprehensive income ("OCI") until such gains and losses are realized or an other-than-temporary impairment is determined to have occurred. The Company periodically reviews the carrying value of its investments. When a decline in the value of an investment is considered to be other-than-temporary, the investment is written down to net realizable value with a charge to other income (expense).

  Depreciation, Depletion and Amortization

Plants and other facilities used directly in mining activities are depreciated using the units-of-production ("UOP") method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated proven and probable mineral reserves. Mobile and other equipment is depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment but does not exceed the related estimated life of the mine based on Proven and Probable Reserves.

Costs to develop new properties, where it has been determined that a mineral property can be economically developed as a result of establishing proven and probable mineral reserves, are capitalized. All such costs are depleted using the UOP method based on recoverable ounces to be mined from proven and probable mineral reserves.

Major costs incurred after the commencement of production that represent betterment to the property are capitalized and depleted using the UOP method based on recoverable ounces to be mined from estimated proven and probable mineral reserves from the reserves exposed as a result of these activities.

The calculation of the UOP rate, and therefore the annual depreciation, depletion, and amortization expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of proven and probable mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of proven and probable mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation, depletion, and amortization and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

  Inventories

Expenditures incurred, and depreciation, depletion and amortization of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value ("NRV"). Average cost is determined by using a trailing average of cost of production for a period of no longer than three months. NRV is the difference between the estimated future gold price based on prevailing and long-term prices, less estimated costs to complete production into a saleable form. Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term gold prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Ore on leach pads is ore that is placed on pads where it is permeated with a chemical solution that dissolves the gold contained in the ore. Costs are attributed to the leach pads based on current mining costs, including applicable

KINROSS 2009 Annual Report    49

depreciation, depletion and amortization relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore in stockpiles, ore on leach pads and in-process inventories and the determination of NRV involves the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, proven and probable mineral reserve estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

  Reclamation and Remediation Obligations

Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company records the estimated present value of reclamation liabilities in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The liability will be increased each period to reflect the interest element or accretion reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.

Future remediation costs for inactive mines are accrued based on management's best estimate at the end of each period of the undiscounted cash costs expected to be incurred at each site. Changes in estimates are reflected in earnings in the period an estimate is revised.

Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. At December 31, 2009, the undiscounted future cost of reclamation and remediation obligations before inflation was estimated to be $461.6 million. The net present value of estimated future cash outflows for reclamation and remediation obligations was $269.8 million and $246.8 million at December 31, 2009 and 2008, respectively.

  Income and Mining Taxes

The Company recognizes the future tax benefit related to deferred income and resource tax assets and sets up a valuation allowance against any portion that it believes will, more likely than not, fail to be realized (see Note 16 to the consolidated financial statements). Assessing the recoverability of future income tax assets requires management to make significant estimates of future taxable income. Estimates of future taxable income are subject to changes as discussed under the section "Carrying Value of Operating Mines, Mineral Rights, Development Properties and Other Assets". To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred tax assets recorded at the balance sheet date could be impacted. In addition, future changes in tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income and resource tax assets.

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  Recent Accounting Pronouncements

  Business combinations, Consolidated financial statements and Non-controlling interest

In 2008, the CICA issued Handbook Section 1582, "Business Combinations" ("Section 1582"), which is effective for business combinations with an acquisition date on or after January 1, 2011. The standard requires the additional use of fair value measurements, recognition of additional assets and liabilities and increased disclosure. The impact of Section 1582 is expected to have a material impact on how prospective business combinations are accounted for. Additionally, as part of the application of Section 1582, companies will be required to adopt CICA Handbook Section 1601 "Consolidated Financial Statements" and 1602 "Non-controlling interests". These sections will require that non-controlling interest be presented as part of shareholders' equity on the balance sheet and the controlling parent to present 100 percent of the subsidiary's results in the statement of operations with an allocation between controlling and non-controlling interest. The standards are effective as of January 1, 2011, with early adoption permitted.

For new accounting pronouncements adopted see Note 3 to the consolidated financial statements.

  11. Risk Analysis

The business of Kinross contains significant risk due to the nature of mining, exploration, and development activities. Certain risk factors listed below are related to the mining industry in general while others are specific to Kinross. Included in the risk factors below are details on how Kinross seeks to mitigate these risks wherever possible. For additional discussion of risk factors please refer to the Company's most recently filed Annual Information Form, which is available on the Company's web site www.kinross.com and on www.sedar.com or is available upon request from the Company.

  Gold Price and Silver Price

The profitability of Kinross' operations is significantly affected by changes in the market price of gold and silver. Gold and silver prices fluctuate on a daily basis and are affected by numerous factors beyond the control of Kinross. The price of gold and/or silver can be subject to volatile price movements and future serious price declines could cause continued commercial production to be impractical. Depending on the prices of gold and silver, cash flow from mining operations may not be sufficient to cover costs of production and capital expenditures. If, as a result of a decline in gold and/or silver prices, revenues from metal sales were to fall below cash operating costs, production may be discontinued. The factors that may affect the price of gold and silver include industry factors such as: industrial and jewellery demand; the level of demand for the metal as an investment; central bank lending, sales and purchases of the metal; speculative trading; and costs of and levels of global production by producers of the metal. Gold and silver prices may also be affected by macroeconomic factors, including: expectations of the future rate of inflation; the strength of, and confidence in, the US dollar, the currency in which the price of the metal is generally quoted, and other currencies; interest rates; and global or regional political or economic uncertainties.

If the world market price of gold and/or silver were to drop and the prices realized by Kinross on gold and/or silver sales were to decrease significantly and remain at such a level for any substantial period, Kinross' profitability and cash flow would be negatively affected. In such circumstances, Kinross may determine that it is not economically feasible to continue commercial production at some or all of its operations or the development of some or all of its current projects, which could have an adverse impact on Kinross' financial performance and results of operations. Kinross may curtail or suspend some or all of its exploration activities, with the result that depleted reserves are not replaced. In addition, the market value of Kinross' gold and/or silver inventory may be reduced and existing reserves may be reduced to the extent that ore cannot be mined and processed economically at the prevailing prices. Furthermore, certain of Kinross' mineral projects include copper which is similarly subject to price volatility based on factors beyond Kinross' control.

  Nature of Mineral Exploration and Mining

The exploration and development of mineral deposits involves significant financial and other risks over an extended period of time which may not be eliminated even with careful evaluation, experience and knowledge. While discovery of gold-bearing structures may result in substantial rewards, few properties explored are ultimately developed into

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producing mines. Major expenditures are required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which Kinross has an interest will result in profitable commercial mining operations.

The operations of Kinross are subject to the hazards and risks normally incident to exploration, development and production of gold and silver, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of Kinross may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which it has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, flooding, pit wall failures or other conditions, may be encountered in the drilling and removal of material. While Kinross may obtain insurance against certain risks, potential claims could exceed policy limits or could be excluded from coverage. There are also risks against which Kinross cannot or may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings and competitive position of Kinross and, potentially, its financial viability.

Whether a gold deposit will be commercially viable depends on a number of factors, some of which include the particular attributes of the deposit, such as its size and grade, costs and efficiency of the recovery methods that can be employed, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land and water use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in Kinross not receiving an adequate return on its invested capital.

Kinross mitigates the likelihood and potential severity of these mining risks it encounters in its day-to-day operations through the application of high operating standards. In addition, Kinross reviews its insurance coverage at least annually to ensure that the most complete and cost-effective coverage is obtained.

  Environmental Risks

Kinross' mining and processing operations and exploration activities in Canada, the United States, Russia, Brazil, Ecuador and Chile are subject to various laws and regulations governing the protection of the environment, exploration, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety, and other matters. New laws and regulations, amendments to existing laws and regulations, or more stringent implementation of existing laws and regulations could have a material adverse impact on Kinross through increased costs, a reduction in levels of production and/or a delay or prevention of the development of new mining properties. Compliance with these laws and regulations requires significant expenditures and increases Kinross' mine development and operating costs.

Permits from various governmental authorities are necessary in order to engage in mining operations in all jurisdictions in which Kinross operates. Such permits relate to many aspects of mining operations, including maintenance of air, water and soil quality standards. In most jurisdictions, the requisite permits cannot be obtained prior to completion of an environmental impact statement and, in some cases, public consultation. Further, Kinross may be required to submit for government approval a reclamation plan, to post financial assurance for the reclamation costs of the mine site, and to pay for the reclamation of the mine site upon the completion of mining activities. Kinross mitigates this risk by performing certain reclamation activities concurrent with production.

Mining, like many other extractive natural resource industries, is subject to potential risks and liabilities concerning the environmental effects associated with mineral exploration and production. Environmental liability may result from mining activities conducted by others prior to Kinross' ownership of a property. To the extent Kinross is subject to uninsured environmental liabilities, the payment of such liabilities would reduce funds otherwise available for business activities and could have a material adverse effect on Kinross. Should Kinross be unable to fully fund the cost of remedying an environmental problem, Kinross might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect. Kinross mitigates the likelihood

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and potential severity of these environmental risks it encounters in its day-to-day operations through the application of high operating standards.

  Reserve Estimates

The reserve and resource figures are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. Market fluctuations in the price of gold may render the mining of ore reserves uneconomical and require Kinross to take a write-down of an asset or to discontinue development or production. Moreover, short-term operating factors relating to the reserves, such as the need for orderly development of the ore body or the processing of new or different ore grades, may cause a mining operation to be unprofitable in any particular accounting period.

Proven and Probable Reserves at Kinross' mines and development projects were estimated as of December 31, 2009, based upon a gold price of $800 per ounce of gold. Prior to 2002, gold prices were significantly below these levels.

Prolonged declines in the market price of gold may render reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce Kinross' reserves. Should such reductions occur, material write-downs of Kinross' investment in mining properties or the discontinuation of development or production might be required, and there could be material delays in the development of new projects and reduced income and cash flow.

There are numerous uncertainties inherent in estimating quantities of proven and probable gold reserves. The estimates in this document are based on various assumptions relating to gold prices and exchange rates during the expected life of production and the results of additional planned development work. Actual future production rates and amounts, revenues, taxes, operating expenses, environmental and regulatory compliance expenditures, development expenditures and recovery rates may vary substantially from those assumed in the estimates. Any significant change in these assumptions, including changes that result from variances between projected and actual results, could result in a material downward or upward revision of current estimates.

  Production and Cost Estimates

Kinross prepares estimates of future production, operating costs and capital costs for its operations. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in costs could have an adverse impact on Kinross' future cash flows, forward sales program, profitability, results of operations and financial condition.

Kinross' actual production and costs may vary from estimates for a variety of reasons, including: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the ore reserves, such as the need for sequential development of orebodies and the processing of new or different ore grades; revisions to mine plans; difficulties with supply chain management, including the implementation and management of enterprise resource planning software; risks and hazards associated with mining; natural phenomena, such as inclement weather conditions, floods, and earthquakes; and unexpected labour shortages or strikes. Costs of production may also be affected by a variety of factors, including: changing waste-to-ore ratios, ore grade metallurgy, labour costs, the cost of supplies and services (for example, power and fuel), general inflationary pressures and currency exchange rates.

  Political, Economic and Legislative Risk

Kinross has mining and exploration operations in various regions of the world, including the United States, Brazil, Chile, Ecuador and the Russian Federation and such operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to: terrorism; hostage taking; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes to policies and regulations impacting the mining sector; restrictions on foreign

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exchange and repatriation; and changing political conditions, currency controls, and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

Future political and economic conditions in these countries may result in these governments adopting different policies respecting foreign investment, and development and ownership of mineral resources. Any changes in such policies may result in changes in laws affecting ownership of assets, foreign investment, mining exploration and development, taxation, rates of exchange, gold sales, environmental protection, labour relations, price controls, repatriation of income, and return of capital, which may affect both the ability of Kinross to undertake exploration and development activities in respect of future properties in the manner currently contemplated, as well as its ability to continue to explore, develop, and operate those properties to which it has rights relating to exploration, development, and operation. Future governments in these countries may adopt substantially different policies, which might extend to, as an example, expropriation of assets.

The tax regimes in these countries may be subject to differing interpretations and are subject to change from time to time. Kinross' interpretation of taxation law as applied to its transactions and activities may not coincide with that of the tax authorities in a given country. As a result, transactions may be challenged by tax authorities and Kinross' operations may be assessed, which could result in significant additional taxes, penalties and interest.

Kinross is subject to the considerations and risks of operating in the Russian Federation. Certain currency conversion risks exist in the Russian economy. Russian legislation currently permits the conversion of ruble revenues into foreign currency. However, the market in the Russian Federation for the conversion of rubles into foreign currencies is limited. Further, any delay or other difficulty in converting rubles into a foreign currency to make a payment or delay in or restriction on the transfer of foreign currency could limit our ability to meet our payment and debt obligations, which could result in the loss of suppliers, acceleration of debt obligations, etc.

  Licenses and Permits

The operations of Kinross require licenses and permits from various governmental authorities. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that Kinross will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its properties, commence construction or operation of mining facilities and properties under exploration or development or to maintain continued operations that economically justify the cost. Kinross endeavours to be in compliance with these regulations at all times.

  Title to Properties and Community Relations

The validity of mining claims which constitute most of Kinross' property holdings may, in certain cases, be uncertain and subject to being contested. Kinross' titles, particularly title to undeveloped properties, may be defective and open to being challenged by governmental authorities and local communities.

Certain of Kinross' properties may be subject to the rights or the asserted rights of various community stakeholders, including indigenous people. The presence of community stakeholders may also impact on the Company's ability to develop or operate its mining properties. In certain circumstances, consultation with such stakeholders may be required and the outcome may affect the Company's ability to develop or operate its mining properties.

  Competition

The mineral exploration and mining business is competitive in all of its phases. Kinross competes with numerous other companies and individuals, including competitors with greater financial, technical and other resources than Kinross, in the search for and the acquisition of attractive mineral properties. The ability of Kinross to operate successfully in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. Kinross may be unable to compete successfully with its competitors in acquiring such properties or prospects on terms it considers acceptable, if at all.

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  Joint Ventures

Certain of the operations in which Kinross has an interest are operated through joint ventures with other mining companies. Any failure of such other companies to meet their obligations to Kinross or to third parties could have a material adverse effect on the joint venture. In addition, Kinross may be unable to exert control over strategic decisions made in respect of such properties.

  Interest Rate Fluctuations

Fluctuations in interest rates can affect Kinross' results of operations and cash flow. The Company's credit facilities are subject to variable interest rates.

  Disclosures About Market Risks

To determine its market risk sensitivities, Kinross uses an internally generated financial forecast model that is sensitized to various gold prices, currency exchange rates, interest rates and energy prices. The variable with the greatest impact is the gold price, and Kinross prepares a base case scenario and then sensitizes it by a 10% increase and decrease in the gold price. For 2010, sensitivity to a 10% change in the gold price is estimated to have a $194.9 million on pre-tax earnings. Kinross' financial forecast covers the projected life of its mines. In each year, gold is produced according to the mine plan. Additionally, for 2010, sensitivity to a 10% change in the silver price is estimated to have a $11.2 million impact on pre-tax earnings. Costs are estimated based on current production costs plus the impact of any major changes to the operation during its life. Quantitative disclosure of market risks is disclosed below.

  Hedging Risks

Kinross' net earnings can vary significantly with fluctuations in the market price of gold and silver. At various times, in response to market conditions, Kinross has entered into gold forward sales contracts, spot deferred forward sales contracts, purchased put options and written call options for some portion of expected future production in an attempt to mitigate the risk of adverse price fluctuations. Kinross is not subject to margin requirements on any of its hedging lines. Kinross has made the decision not to continue with a comprehensive gold hedging program. On occasion, however, the Company may enter into forward sales contracts or similar instruments if hedges are acquired on a business acquisition, if hedges are required under project financing requirements, or when deemed advantageous by management. As at December 31, 2009, Kinross had gold and silver forward sales contracts, gold spot deferred forward sales contracts and gold written call options outstanding acquired with the acquisition of Bema. Included in the portfolio are gold and silver hedge contracts required as part of the Kupol financing requirements. Kinross does not include these financial instruments in testing for impairment of operating mines, mineral rights, and development properties.

  Foreign Currency Exchange Risk

Currency fluctuations may affect the revenues which Kinross will realize from its operations since gold is sold in the world market in United States dollars. The costs of Kinross are incurred principally in Canadian dollars, United States dollars, Chilean pesos, Brazilian reais, and Russian rubles. The appreciation of non-U.S. dollar currencies against the U.S. dollar increases the cost of gold production in U.S. dollar terms. Kinross' results are positively affected when the U.S. dollar strengthens against these foreign currencies and are adversely affected when the U.S. dollar weakens against these foreign currencies. Where possible, Kinross' cash and cash equivalent balances are primarily held in U.S. dollars. From time to time, Kinross transacts currency hedging to reduce the risk associated with currency fluctuations. Currency hedging involves risks and may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on Kinross' financial position. While the Chilean peso, Brazilian real and Russian ruble are currently convertible into Canadian and United States dollars, they may not always be convertible in the future.

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  Credit, Counterparty and Liquidity Risk

The Company is subject to counterparty risk and may be impacted, in the event that a counterparty becomes insolvent. To manage both counterparty and credit risk, the Company proactively manages its exposure to individual counterparties. The Company only transacts with highly-rated counterparties. A limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating and the Company monitors the financial condition of each counterparty.

Credit risk relates to accounts receivable and derivative contracts and arises from the possibility that a counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for each counterparty based on the counterparty's credit rating.

As at December 31, 2009, the Company's gross credit exposure was $79.0 million and at December 31, 2008, the gross credit exposure was $70.2 million.

To manage liquidity risk, the Company maintains cash positions and has financing in place, that the Company expects will be sufficient to meet its operating and capital expenditure requirements. Potential sources for liquidity could include, but are not limited to: the Company's current cash position, existing credit facilities, future operating cash flow and potential private and public financing. Additionally, the Company reviews its short-term operational forecasts regularly and long-term budgets to determine its cash requirements.

  Shortages and Price Volatility of Input Commodities and Equipment

The Company is dependent on various commodities (such as diesel fuel, electricity, natural gas, steel, concrete and cyanide) and equipment to conduct its mining operations and development projects. The shortage of such commodities, equipment and parts or a significant increase of their cost could have a material adverse effect on the Company's ability to carry out its operations and therefore limit, or increase the cost of, production. The Company is also dependent on access to and supply of water to carry out its mining operations, and such access and supply may not be readily available, especially at the Company's operations in Chile. Market prices of commodities can be subject to volatile price movements which can be material, occur over short periods of time and are affected by factors that are beyond Kinross' control. An increase in the cost, or decrease in the availability, of input commodities, equipment or parts may affect the timely conduct and cost of Kinross' operations and development projects. If the costs of certain commodities consumed or otherwise used in connection with Kinross' operations and development projects were to increase significantly, and remain at such levels for a substantial period, Kinross may determine that it is not economically feasible to continue commercial production at some or all of Kinross' operations or the development of some or all of Kinross' current projects, which could have an adverse impact on Kinross' financial performance and results of operations.

  Potential for Incurring Unexpected Costs or Liabilities as a Result of Acquisitions

Although the Company has conducted investigations in connection with recent acquisitions, risks remain regarding any undisclosed or unknown liabilities associated with these acquisitions. The Company may discover that it has acquired substantial undisclosed liabilities. The Company may have little recourse against the seller if any of the representations or warranties provided in connection with these acquisitions prove to be inaccurate. Such liabilities could have an adverse impact on the Company's business, financial condition, results of operations or cash flows.

  Current Global Financial Condition

Recent global financial conditions have been characterized by increased volatility and several financial institutions have either gone into bankruptcy or have had to be rescued by governmental authorities. The fallout from the current global financial crisis has resulted in the following conditions, which may have an impact on the operations and cash flows of the Company:

  •
  Volatility in commodity prices and foreign exchange rates,

  •
  Tightening of credit markets,

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  •
  Increased counterparty risk, and

  •
  Volatility in the prices of publicly traded entities.

Although the tightening of credit markets has restricted the ability of certain companies to access capital, to date this has not had an impact on the Company's liquidity. The Company has raised approximately $396 million in net proceeds from a public common share offering. Additionally, the Company recently re-negotiated its credit facilities and has additional availability under its revolving credit facility of $325.6 million. However, continued tightening of credit markets may impact the ability of the Company to obtain equity or debt financing in the future on terms favourable to the Company.

The Company has not experienced any difficulties to date with respect to the counterparties it transacts with. The counterparties continue to be highly rated and as noted above, the Company has employed measures to reduce the impact of counterparty risk.

Continued volatility in equity markets may have an impact on the value of publicly listed companies in Kinross' equity portfolio. Should declines in the equity values continue and are deemed to be other than temporary, impairment losses may result.

  Cautionary Statement on Forward-Looking Information

All statements, other than statements of historical fact, contained or incorporated by reference in this Management's Discussion and Analysis, but not limited to, any information as to the future financial or operating performance of Kinross, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the provisions for "safe harbour" under the United States Private Securities Litigation Reform Act of 1995 and are based on expectations, estimates and projections as of the date of this Management's Discussion and Analysis. Forward-looking statements include, without limitation, possible events, statements with respect to possible events, the future price of gold and silver, the estimation of mineral reserves and resources, the realization of mineral reserve and resource estimates, the timing and amount of estimated future production, costs of production, expected capital expenditures, costs and timing of the development of new deposits, success of exploration, development and mining activities, permitting timelines, currency fluctuations, requirements for additional capital, government regulation and permitting of mining operations and development properties, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. The words "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "targets", "intends", "anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "should", "might", or "will be taken", "occur" or "be achieved" and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by Kinross as of the date of such statements, are inherently subject to significant business, political, economic and competitive uncertainties and contingencies. The estimates and assumptions of Kinross contained or incorporated by reference in this Management's Discussion and Analysis, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein and in our most recently filed Annual Information Form, or as otherwise expressly incorporated herein by reference as well as: (1) there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, damage to equipment or otherwise; (2) permitting, development, operations, expansion and acquisitions at Paracatu (including, without limitation, land acquisitions for and permitting and construction of new tailings facilities) being consistent with our current expectations; (3) development of the Phase 7 pit expansion and the heap leach project at Fort Knox continuing on a basis consistent with Kinross' current expectations; (4) the viability, permitting and development of the Fruta del Norte deposit being consistent with Kinross' current expectations; (5) political developments in any jurisdiction in which the Company operates being consistent with its current expectations including, without limitation, the implementation of Ecuador's new mining law and related regulations and policies being consistent with Kinross' current expectations; (6) the new feasibility study to be prepared by the joint venture for Cerro Casale, incorporating updated geological, mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors, and permitting, being consistent with the Company's current

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expectations; (7) the viability, permitting and development of the Lobo-Marte project, including, without limitation, the metallurgy and processing of its ore, being consistent with our current expectations; (8) the exchange rate between the Canadian dollar, Brazilian real, Chilean peso, Russian rouble and the U.S. dollar being approximately consistent with current levels; (9) certain price assumptions for gold and silver; (10) prices for natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (11) production and cost of sales forecasts meeting expectations; (12) the accuracy of our current mineral reserve and mineral resource estimates; and (13) labour and materials costs increasing on a basis consistent with Kinross' current expectations. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: fluctuations in the currency markets; fluctuations in the spot and forward price of gold or certain other commodities (such as diesel fuel and electricity); changes in interest rates or gold or silver lease rates that could impact the mark-to-market value of outstanding derivative instruments and ongoing payments/receipts under any interest rate swaps and variable rate debt obligations; risks arising from holding derivative instruments (such as credit risk, market liquidity risk and mark-to-market risk); changes in national and local government legislation, taxation, controls, regulations and political or economic developments in Canada, the United States, Chile, Brazil, Russia, Ecuador, or other countries in which the Company conducts business or may carry on business in the future; business opportunities that may be presented to, or pursued by, the Company; the Company's ability to successfully integrate acquisitions; operating or technical difficulties in connection with mining or development activities; employee relations; the speculative nature of gold exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; adverse changes in our credit rating; and contests over title to properties, particularly title to undeveloped properties. In addition, there are risks and hazards associated with the business of gold exploration, development and mining, including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance, or the inability to obtain insurance, to cover these risks). Many of these uncertainties and contingencies can affect, and could cause, Kinross' actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, Kinross. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this Management's Discussion and Analysis are qualified by these cautionary statements and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Factors" section of our most recently filed Annual Information Form. These factors are not intended to represent a complete list of the factors that could affect Kinross. Kinross disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

  Key Sensitivities

Approximately 50%-60% of the Company's costs are denominated in US dollars.

A 10% change in foreign exchange could result in an approximate $10 impact in cost of sales per ounce (5).

(5)
Refers to all of the currencies in the countries where the Company has mining operations, fluctuating simultaneously by 10% in the same direction, either appreciating or depreciating, taking into consideration the impact of hedging and the weighting of each currency within our consolidated cost structure.

A $10 change in the price of oil could result in an approximate $3 impact on cost of sales per ounce.

The impact on royalties of a $100 change in the gold price could result in an approximate $4 impact on cost of sales per ounce.

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  Other information

Where we say "we", "us", "our", the "Company", or "Kinross" in this Management's Discussion and Analysis, we mean Kinross Gold Corporation and/or one or more or all of its subsidiaries, as may be applicable.

The technical information about the Company's material mineral properties contained in this Management's Discussion and Analysis has been prepared under the supervision of Mr. Rob Henderson, an officer of the Company who is a "qualified person" within the meaning of National Instrument 43-101.

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MANAGEMENT'S DISCUSSION AND ANALYSIS For the year ended December 31, 2009